
GAME ON

2006 ANNUAL REPORT


Bugatti's
RISTORANTE & CAFE


DEPOT
#9
SALOON & STAGE









STAR AWARDS, ST. CHARLES

Ebony Brothers, Darrel Chadd, Felicia Clark, Mary Ann Crader, Eric Curtis, Bridgett Fraschetti, Dominick Jaycox, Edie Kaelin, Carolyn Korlin, Rob Langril, Rose McCreary, Calandria Miller, Lana Mueller, Linda Rice, Beverly Rossan, Candice Scott and Kathleen Sebastion; Star Awards Representatives

WHETHER AN AMERISTAR PROPERTY IS IN MISSOURI OR COLORADO, IT'S MARKETED IN THE SAME WAY.

WE RELY ON A SINGLE STRATEGY TO SUPPORT OUR BRAND — FROM SYSTEM-WIDE MONTHLY PROMOTIONS TO TARGETED MEDIA BUYS TO PRE-TESTED CONSUMER ADVERTISING.

OUR DIRECT MAIL STRATEGY IS FINELY TUNED. USING OUR STAR AWARDS LOYALTY PROGRAM (80% OF OUR GAMING REVENUE IS TRACKED), WE TAILOR THE RIGHT OFFERS TO THE RIGHT GUESTS. WE SEND OUT HUNDREDS OF THOUSANDS OF THESE EACH MONTH – AND THEY PRODUCE RESULTS. OUR DIRECT MAIL PROGRAM HAS CONTINUED TO BECOME MORE EFFECTIVE EACH YEAR, AS OUR RATED PLAY INCREASED 78% OVER THE PAST FOUR YEARS.

IN ADDITION TO WINNING OVER THE MOST IMPORTANT JUDGES – OUR GUESTS – OUR ADVERTISING HAS WON OVER INDUSTRY-WIDE ADMIRERS. WE'VE HAD MORE THAN OUR SHARE OF NATIONAL RECOGNITION WINNING TOP CREATIVE AWARDS, INCLUDING TELLY'S, BENNY'S, ADDY'S, CLIO'S, AND AIGA HONORS. THIS PLACES US IN THE COMPANY OF SUCH DISTINCTIVE ADVERTISERS AS NIKE, TARGET AND BUDWEISER. OUR CREATIVE QUALITY IS ON THE RISE; SO IS OUR AD EFFECTIVENESS WHICH, GUEST RESEARCH TELLS US, SOARED UPWARDS BY 20% LAST YEAR.

THE MESSAGES WE SEND ARE ENTICING – AND CLEAR. THEY COMMUNICATE THAT AMERISTAR OFFERS THE BEST ON EVERY LEVEL.



PHOTO SHOOT, LOS ANGELES
Cannonball Advertising



CASINO, ST. CHARLES
Nancy Mueller and Ghirmai Desu, Table Games Dealers



CASINO, ST. CHARLES

Jerry Reed and Chris Weinerick, Slot Technicians

THE SHEER EXCITEMENT OF OUR CASINOS — THEIR FLASHING LIGHTS, RINGING BELLS, CHEERING GUESTS — DRAWS OUR PLAYERS IN.

BUT IT'S SOMETHING MORE THAT MAKES THEM WANT TO STAY... AND PLAY. AT AMERISTAR, WE'RE ALWAYS FINDING NEW WAYS OF ENHANCING THE GAMING EXPERIENCE. A FACT THAT'S BROUGHT US CONSISTENT RECOGNITION: IN 2006 WE WON 198 "BEST OF" AWARDS FOR GAMING, INCLUDING A SWEEP OF "BEST OVERALL CASINO" IN EVERY AMERISTAR MARKET.

OUR EXCEPTIONALLY PROACTIVE HOSTING TEAMS PROVIDE HIGH LEVELS OF PERSONALIZED SERVICE ACROSS ALL OF OUR PROPERTIES. THESE TEAMS ARE EFFECTIVE – AS DEMONSTRATED TIME AND AGAIN THROUGH OUR IMPRESSIVE GUEST SURVEY SCORES AND REVVED-UP FINANCIAL PERFORMANCE.

WE'RE ON TOP OF OUR GAME IN A LITERAL SENSE, TOO. WE ANTICIPATE WHICH SLOTS OUR GUESTS WANT TO PLAY. WE'RE CONSTANTLY TESTING NEW, INNOVATIVE GAMES BEFORE MAKING COMPANY-WIDE ORDERS. WE'RE ALWAYS ADJUSTING OUR GAME MIX ACCORDING TO POPULARITY. OUR GOAL? TO MAKE SURE THAT EVERY GUEST CAN FIND THE GAMES HE OR SHE WANTS TO PLAY AT EVERY ONE OF OUR PROPERTIES.

WE'RE BECOMING MORE HIGH-TECH ALL THE TIME, APPLYING NEW TECHNOLOGY TO MPROVE THE GAMING EXPERIENCE. OUR PLAYERS WILL SOON BE ABLE TO RECEIVE NSTANT SLOT AND BEVERAGE ASSISTANCE SIMPLY BY PRESSING A SERVICE BUTTON. /E'RE CONTINUALLY TESTING OTHER TECHNOLOGIES UNDER DEVELOPMENT TO RING OUR GUESTS THE INNOVATIVE, NEXT GENERATION OF GAMES. AND BECAUSE EW TABLE GAMES TECHNOLOGY AUTOMATICALLY RATES OUR GUEST PLAY, OUR BLE GAMES TEAM MEMBERS CAN DEVOTE MORE TIME TO SERVING OUR GUESTS.

R EXCITING, HIGH-TECH GAMES ARE DESIGNED TO THRILL – DELIVERING THE BEST SINO EXPERIENCE IN OUR MARKETS.



STAR CLUB, ST. CHARLES

Eddie Mays, Casino Host; Ron Matchett, Casino Host; Kato Moy, Vice President of Player Development; Georgia Huskey, Executive Casino Host; Tom Teesdale, Director of Player Development; Rachada Vasant, Asian Executive Casino Host



BUFFET, ST. CHARLES



HOTEL SUITE, KANSAS CITY

Elizabeth Guzman and Salwa Kenyi, Housekeeping Room Attendants

OUR AMENITIES DRIVE HOME THE MEANING OF OUR "MORE CASINO, MORE FUN" ADVERTISEMENTS. WE AIM HIGH, ALWAYS MINDFUL OF BUILDING OUR BRAND QUALITY.

OUR RESTAURANT MENUS CONTINUALLY EVOLVE, AS WE ADOPT DELICIOUS, NEW CULINARY TRENDS. WE LIKE TO LOOK AHEAD TO ANTICIPATE WHAT OUR GUESTS ARE GOING TO CRAVE NEXT; WE INTRODUCE ABOUT A HUNDRED NEW ITEMS A YEAR.

WHETHER GUESTS ARE SAMPLING THE CAMPFIRE SHRIMP AT OUR NEW TIMBERLINE GRILL IN BLACK HAWK OR THE ASIAN SALMON SALAD AT ONE OF OUR FALCON DINERS, THEY ENJOY SUPERB TASTE, ARTFUL PRESENTATION AND GENEROUS PORTIONS.

WE LIKE TO BUILD ON THE BASICS, ADDING WONDERFULLY UNEXPECTED INGREDIENTS – SUCH AS THE SWEET CHERRY DEMI-GLACÉ ON OUR FILET MIGNON OF VEAL AT OUR 47 PORT STREET RESTAURANT. OUR BUFFETS SERVE UP MORE THAN JUST A WIDE VARIETY OF GREAT DISHES – THEY FEATURE DYNAMIC EXHIBITION COOKING AND A FRIENDLY, FUN TEAM OF SERVERS AND CHEFS. IS IT ANY SURPRISE THAT OUR GUESTS CONSISTENTLY RANK OUR BUFFETS AS THE BEST IN EVERY MARKET?

OUR HOTELS ARE RISING – IN LUXURIOUSNESS, THAT IS. WE'VE REFURBISHED ALMOST ALL OF OUR AMERISTAR ROOMS, ELEVATING THEM TO SURPASS FOUR-DIAMOND STANDARDS. EVERY DETAIL SPEAKS OF LUXURY, FROM DELUXE PILLOW-TOP MATTRESSES TO TONE-ON-TONE SATIN STRIPED SHEETS AND DOWN-STYLE DUVETS WITH SATINY COVERS. TOSS IN CHIC CUSTOM BED THROWS AND EXQUISITE PILLOWS OF THE SOFTEST DOWN AND THE RESULT JUST MAY BE THE GREATEST LUXURY OF ALL – A WONDERFUL NIGHT'S SLEEP.

LOOKING FOR GREAT ENTERTAINMENT? IN 2006, AMERISTAR HOSTED MORE THAN [illegible]50 LIVE PERFORMANCES. CABARET ACTS SING OUT ON OUR CASINO FLOORS. HEADLINERS, SUCH AS MELISSA ETHERIDGE AND ARETHA FRANKLIN, PLAY TO PACKED HOUSES AT OUR MAIN STAGE LOCATIONS, INCLUDING OUR R-&-B-INFUSED BOTTLENECK BLUES BARS. WE AIM TO APPEAL TO A BROAD AUDIENCE, FROM TIMELESS TORCH SINGERS TO MORE CONTEMPORARY ACTS SUCH AS TAYLOR HICKS, DAUGHTRY, KID ROCK, LL COOL J AND SUGAR RAY. AT AMERISTAR, THE ENTERTAINMENT NEVER STOPS.

OUR COMMITMENT TO THE QUALITY OF OUR RESTAURANTS, HOTELS AND ENTERTAINMENT HAS GARNERED 81 "BEST OF" HONORS IN 2006. IN FACT, WE SWEPT THE "BEST HOTEL," "BEST OVERALL ENTERTAINMENT" AND "BEST COFFEE SHOP" AWARDS. OUR GUESTS AGREE, AMERISTAR IS MORE FUN.


Gibson

BOTTLENECK BLUES BAR, ST. CHARLES



HOTEL LOBBY, KANSAS CITY
–Brian Phares, Bellman and Kelvin Davis, Director of Hotel Operations



TEAM DINING ROOM, KANSAS CITY

Bill Nelson, Team Member Relations Manager; Annie Jenkins, Director of Human Resources; Donovan Thornton, Buffet Cook; Luong Phan, Table Games Dealer



STREETSCAPE, KANSAS CITY

Adrian Caldwell, Vicksburg GM; Sherri Summers, Cactus Petes GM; Teresa Meyer, Council Bluffs GM; Michelle Shriver, Black Hawk GM; Tim Wright, Kansas City Acting GM; Jim Franke, St. Charles GM

ST. CHARLES HOTEL LOBBY

BLACK HAWK HOTEL POOL


AMERISTAR

BLACK HAWK HOTEL TOWER

ST. CHARLES HOTEL TOWER



BLACK HAWK SPA



BLACK HAWK HOTEL ROOM



DEAR FELLOW SHAREHOLDERS:

In an instant, 2006 became the saddest year in Ameristar's history when Craig Neilsen, our founder, chairman and CEO, passed away unexpectedly on Sunday, November 19. Craig was a tireless visionary, a caring philanthropist and an astute businessman. He was also a man of exceptional tenacity and drive, who became, if anything, even more so after he was rendered a quadriplegic in an automobile accident in 1985.

Within months of this catastrophic injury, Craig was back at work. He set out to grow the business, which then consisted of only two properties in Jackpot. After profitably expanding those properties, he led Ameristar from one success to another. When Ameristar went public in 1993, our market capitalization was $27 million. Over the ensuing 13 years, under Craig's leadership, Ameristar's market cap grew to more than $1.4 billion.

CRAIG'S LEGACY

Craig's legacy goes far beyond stellar financial results. He had a passionate commitment to quality, and he infused that commitment throughout Ameristar. It can be seen in every aspect of our facilities, from our culinary offerings to the performance of team members at every level of the organization. Craig believed in quality, and he believed our guests recognized it, valued it and rewarded it.

In a time when other companies were expanding with a strategy of "build it cheaply and they will come," Ameristar's philosophy was "build it great and they'll come often." Guests came more often because they preferred the Ameristar experience over our competitors'. As a result we have been more resilient to competitive onslaughts. And, over the years, "build it great" sustained long-term shareholder value.

Craig's legacy is enormous. So it was with some trepidation that, on November 19, the Ameristar management team began a new chapter. I succeeded Craig as Chief Executive Officer, while

SENIOR EXECUTIVE TEAM

Gordon R. Kanofsky, Co-Chairman and Executive Vice President; John Boushy, Chief Executive Officer and President; and Ray Neilsen, Co-Chairman and Senior Vice President

Ray Neilsen and Gordy Kanofsky became Co-Chairmen of the Board. Since then, each of us has been acutely aware of the challenge of measuring up to the man we were called upon to succeed.

Together, we and the entire Ameristar team had to answer the question: How will we build on Craig's legacy? We knew we had a strong team and a solid foundation on which to build. We knew our guests rewarded quality. We had a clear understanding of the markets in which we operate. And we knew how to compete, effectively and efficiently.

Our answer? We should continue to expand within our existing markets. We should enter new markets. We should continue to grow and do so aggressively.

GAME ON!

FUTURE GROWTH

Early this year, our management team announced an aggressive 50/50 growth strategy to double Ameristar's EBITDA during the next three to five years. We expect half that growth to come from investments in existing properties and the other half to come from acquisitions and development opportunities.

Admittedly, it's an ambitious plan. It was also very thoughtfully considered. Thanks to both high consumer demand for the Ameristar experience and our proven track record, we are confident in our future.

Among the strategic growth projects at existing properties is a new 400-suite luxury hotel in St. Charles that will transform the property into the St. Louis market's "category killer" when it opens later this year.

In Vicksburg, we're expanding our casino, adding a VIP club, restaurants, retail space and the property's first parking garage. We'll also be refurbishing our hotel rooms to four-diamond standards. When finished in March 2008, this expansion will further solidify Ameristar's perennial dominance in this market.

We're also building another new hotel, this one with 536 rooms, in Black Hawk, Colorado. The Denver gaming market's first luxury hotel will transform Ameristar Black Hawk into a true destination resort. We expect it to be the cornerstone in attracting new gamers to Black Hawk for the very first time.

The other half of our growth will come from targeted, strategically compelling acquisitions and development opportunities. We will leverage Ameristar's proven management model and operational discipline into new attractive markets. Our growth will diversify our cash flow and enhance our distribution channels.

Our record for substantially improving the financial performance of acquired properties is unmatched. Whenever we acquire a property, we improve it in critical ways — in operations, in guest experience and in profitability (in both dollars and in EBITDA margins). We did it in St. Charles, we did it in Kansas City, we did it in Black Hawk and we will do it again.

AMERISTAR'S PROVEN SUCCESS

We owe our success to the continued improvement and refinement of our key business strategies: Developing the highest quality facilities in our markets with the widest range of amenities; providing the best gaming experience for our guests; building the Ameristar brand; and employing a collaborative, hands-on management approach.

One particularly impressive aspect of our 2006 financial results is that they didn't happen because of the success of just one or even several of our properties. All Ameristar property teams achieved or exceeded their planned goals.

It didn't start out that way. Our financial results for the first half of the year fell short of our expectations. Revenues were up, but so were our costs. EBITDA was flat, and our margins declined 137 basis points.

Committed to improve our performance, the Ameristar team made a crucial refinement in our business strategy. Previously, our objective was largely focused on achieving #1 market share. Based upon our history, #1 market share typically led to greater profitability, until this year. So in the second quarter of 2006, the team shifted tactics from maintaining market share leadership to focusing on maximizing profitability. The results were phenomenal.

The second half of the year reflected dramatic improvement compared to the first half. Revenues were up modestly (4 percent), while EBITDA increased more than 9 percent. Our margins were 158 basis points above the second half of 2005.

The other significant contributor to our improved performance was the rebranding of our Black Hawk property early in the second quarter of 2006. For the full year, Ameristar Black Hawk increased revenues by 50 percent compared to 2005. Margins almost doubled. EBITDA almost tripled. The property's performance exceeded our own optimistic expectations and provided further evidence that guests reward the quality delivered by Ameristar.

The Black Hawk relaunch combined with the effective and efficient management of costs by our property and corporate teams resulted in our 13th consecutive year of record revenues. Net revenues passed the $1 billion mark for the first time, and we achieved record EBITDA of $265 million. These successes illustrate the results of our vigilant, hands-on management approach as well as the continuing viability and vitality of our business strategies.

OUR TEAM

Ameristar truly cares about our team members. We work hard to be the employer-of-choice in our markets. Our team members know what's expected of them. They know they're appreciated. We rely on their team work. They're rewarded when they meet our goals. They know that they'll be encouraged and coached in ways to move forward and to learn new skills. In turn, our team members care about our guests – the quality experience that they deliver is the foundation of our current and future successes.

Our team members are also very committed to our communities. We have a strong history of volunteerism and charitable contributions to Ameristar Cares, our workplace giving program. Our philanthropy participation rates are more than double the national average.

The entire Ameristar team will continue to focus on maximizing profitability and shareholder value in 2007, and we expect continued strong results. More importantly, we will further elevate the level of our guests' experience to ensure our future success.

Ray, Gordy and I would like to express our appreciation to all the members of Ameristar's high performance team for their exceptional efforts and results in 2006. We attribute the strength of our results to the amazing work performed by all 7,300 of our valuable team members. Their team work and dedication to creating the best guest experience is truly outstanding.

THANK YOU !!!

PERSONAL NOTE

For my part, I was initially attracted to Ameristar for business reasons. I was impressed with how the Company successfully competed in every one of its markets and by its tremendous growth opportunities. As I got to know Ameristar more personally, I found that I was equally impressed by the fact that the Company has always been one that deeply cares about people ever since Craig founded it. This overarching philosophy is an important aspect of our legacy and one we plan not only to continue but also to nurture as we grow.

While writing this letter to you, I've been repeatedly struck by the fact that our record performance in 2006 was partially achieved while our entire team mourned our loss of Craig. There's no better evidence that proves our talented team members are focused, strong and able to write the next chapter in Ameristar's success story. In fact, the first quarter of 2007 recently ended with strong momentum, establishing new company records in net revenue, EBITDA, EBITDA margins, net income and earnings per share.

Craig left to us a strong company based on outstanding core values — an emphasis on quality, an appreciation of team and team work, a genuine caring for people and a strong desire to grow. These values provide a solid foundation for future growth.

Our company's saddest year was also our most profitable one. We're excited about the future. We look forward to moving ahead in a period of aggressive growth. We will remain true to the values that are the heart and soul of Ameristar as we grow. We will continue executing our key business strategies, which form the basis of our proven success.

On behalf of Ray, Gordy and all of our team members, we will do our best for you, our shareholders.

GAME ON!



JOHN BOUSHY
CHIEF EXECUTIVE OFFICER AND PRESIDENT
APRIL 10, 2007

	ST. CHARLES	KANSAS CITY	COUNCIL BLUFFS
Opening Year	1994	1997	1996
Acquisition Year	2000	2000	–
Casino Square Footage (approx.)	130,000[3]	140,000	38,500[3]
Slot Machines (approx.)	3,234	3,033	1,651
Table Games	98[4]	105[4]	31
Hotel Rooms	–	184	444[5]
Restaurants/Bars	7/6	11/9[6]	4/4
Restaurant/Bar Seating Capacity	1,613/166	1,910/507[6]	1,030/61
Guest Parking Spaces (approx.)	4,000	7,150	3,000
Other Amenities	Conference and Meeting Center featuring two ballrooms, five meeting rooms and an executive board room providing 19,200 square feet of meeting space, which opened September 2006; 300-seat VIP Players' Club; Gift Shop; Amusement Arcade	1,400-seat Entertainment Facility; 18-Screen Movie Theater[7]; 85-seat VIP Players' Club; Gift Shop; Kids Quest Children's Activity Center[7]; Amusement Arcade[7]	Meeting Space; 75-seat VIP Players' Club; Indoor Swimming Pool; Exercise Facility; Gift Shop; Kids Quest Children's Activity Center[7]; Amusement Arcade

We acquired Ameristar Black Hawk on December 21, 2004

Includes the operations of Cactus Petes Resort Casino and The Horseshu Hotel & Casino.

The Ameristar St. Charles casino was increased to 130,000 square feet of gaming space on August 6, 2002 upon the opening of a completely new casino-entertainment facility. Expansions of the casinos at Ameristar Council Bluffs and Ameristar Vicksburg opened in November 1999 and December 1999, respectively

Includes 19 poker tables at Ameristar St. Charles, 15 poker tables at Ameristar Kansas City, 14 poker tables at Ameristar Black Hawk and 6 poker tables at the Jackpot Properties

Includes 284 rooms operated by affiliates of Kinseth Hospitality Corporation and located on land owned by us and leased to affiliates of Kinseth

Includes a 52-seat food court and Arthur Bryant's Barbeque restaurant leased to and operated by third parties

Leased to and/or operated by a third party

VICKSBURG	BLACK HAWK[1]	JACKPOT PROPERTIES[2]
1994	2001	1956
–	2004	–
44,500	55,871	29,000
1,499	1,636	993
36	26[4]	35[4]
149	–	416
3/3	3/3	5/4
870/47	479/112	534/113
1,200	1,553	1,107
Meeting Space; Swimming Pool; Gift Shop; Service Station; Convenience Store; Subway Restaurant Franchise; RV Park	78-seat VIP Players' Club; Starbucks Coffee Bar; Gift Shop	3,550-seat Outdoor Entertainment Facility; 318-seat Showroom; Meeting Space; Sports Book ; Swimming Pool; Gift Shop; Service Station; General Store; Amusement Arcade; Styling Salon; RV Park; Tennis Courts

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31, DOLLARS IN THOUSANDS (UNAUDITED)	2006	2005
AMERISTAR ST. CHARLES		
Operating income	**$ 64,842**	$ 63,268
Depreciation and amortization	**26,651**	26,242
EBITDA	**$ 91,493**	$ 89,510
AMERISTAR KANSAS CITY		
Operating income	**$ 47,625**	$ 48,226
Depreciation and amortization	**22,384**	21,009
EBITDA	**$ 70,009**	$ 69,235
AMERISTAR COUNCIL BLUFFS		
Operating income	**$ 50,950**	$ 56,452
Depreciation and amortization	**13,251**	12,186
EBITDA	**$ 64,201**	$ 68,638
AMERISTAR VICKSBURG		
Operating income	**$ 43,630**	$ 38,812
Depreciation and amortization	**12,158**	11,884
EBITDA	**$ 55,788**	$ 50,696
AMERISTAR BLACK HAWK		
Operating income	**$ 7,555**	$ 304
Depreciation and amortization	**11,696**	6,395
EBITDA	**$ 19,251**	$ 6,699
JACKPOT PROPERTIES		
Operating income	**$ 12,812**	$ 10,851
Depreciation and amortization	**4,397**	4,358
EBITDA	**$ 17,209**	$ 15,209
CORPORATE AND OTHER		
Operating income	**$(55,898)**	$ (49,197
Depreciation and amortization	**3,352**	3,292
EBITDA	**$(52,546)**	(45,905
CONSOLIDATED		
Operating income	**$171,516**	$168,716
Depreciation and amortization	**93,889**	85,366
EBITDA	**$265,405**	$254,082

STOCK PRICE PERFORMANCE

THE FOLLOWING GRAPH COMPARES THE CUMULATIVE FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS ON OUR COMMON STOCK RELATIVE TO THE CUMULATIVE TOTAL RETURNS OF THE S&P 500 STOCK INDEX AND THE DOW JONES US GAMBLING INDEX. THE GRAPH ASSUMES THAT $100 WAS INVESTED IN OUR COMMON STOCK AND IN EACH OF THE INDEXES ON DECEMBER 31, 2001 AND TRACKS IT THROUGH DECEMBER 29, 2006. THE COMPARISON ASSUMES THAT ALL DIVIDENDS ARE REINVESTED

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Ameristar Casinos, Inc., The S&P 500 Index And The Dow Jones US Gambling Index



50
0
12 01
12 02
12 03
12 04
12 05
12 06
AMERISTAR CASINOS, INC
S&P 500
DOW JONES US GAMBLING

*$100 invested on 12 31 01 in stock or index-including reinvestment of dividends.

	12.01	12.02	12.03	12.04	12.05	12.(
Ameristar Casinos, Inc.	**100.00**	**56.29**	**97.68**	**174.72**	**186.33**	**256.4**
S&P 500	100.00	77.90	100 24	111.15	116.61	135.(
Dow Jones US Gambling	100.00	110.05	170 18	226.49	229.75	334.

The stock price performance included in this graph is not necessarily indicative of future stock price performance

FINANCIAL HIGHLIGHTS



NET REVENUES
In millions
$782.0
$854.7
$961.4
$1,000.3
2003
2004
2005
2006



EBITDA AND EBITDA MARGINS
In millions
$350
$300
$250
$200
$150
$100
$50
0
$203.5
$232.7
$254.1
$265.4
26.0%
27.2%
26.4%
26.5%
2003
2004
2005
2006



NET INCOME
In millions
$91
$78
$65
$52
$39
$26
$13
0
$47.6
$62.0
$66.3
$59.6
2003
2004
2005
2006



2006 NET REVENUE BY PROPERTY
In millions
$284.8
$253.0
$181.8
$135.2
$76.7
$68.7



DILUTED EARNINGS PER SHARE
$0.75
$0.88
$1.11
$1.16
$1.04



COMMON STOCK PRICE
Closing price as of last trading day in December
$35
$30
$25
$20
$15
$10
$5
$30.74

FINANCIAL OVERVIEW

[illegible]ONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

[illegible] Ameri[illegible] AE [illegible] refer to [illegible] Company [illegible]

[illegible] operations and financial performance. These forward-looking statements generally can be identified by the context of the statement or the use of forwa[illegible]

[illegible] estimate [illegible] anticipate [illegible] or the negative [illegible]

[illegible] management believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements [illegible] and uncertainties [illegible] Accordingly, actual results could differ materially from those [illegible] in any forwa[illegible] statements [illegible] Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 200[illegible]

[illegible] forward-looking statements.

[illegible] to also be aware that while we communicate from time to time with securities analysts, we do not disclose to them any material non-public information, internal fo[illegible] the extent [illegible] disclaim any duty to update any earnings guidance or other forward-looking statements that we may publicly issue and you should not assume that information set [illegible]

TABLE OF CONTENTS

CONSOLIDATED SELECTED FINANCIAL DATA

The following data have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, certain of which are included in this Report.

FOR THE YEARS ENDED DECEMBER 31,	2006	2005	2004	2003	2002
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA					
Statement of Income Data[1]:					
Revenues:					
CASINO	$1,008,311	$ 974,178	$ 856,901	$ 760,376	$ 678,642
FOOD AND BEVERAGE	131,795	125,918	114,010	103,176	80,783
ROOMS	27,972	25,355	26,082	25,136	22,824
OTHER	29,082	26,041	23,166	21,557	19,387
	1,197,160	1,151,492	1,020,159	910,245	801,636
LESS: PROMOTIONAL ALLOWANCES	196,862	190,134	165,461	128,278	103,673
NET REVENUES	1,000,298	961,358	854,698	781,967	697,963
Operating Expenses:					
CASINO	439,101	431,101	379,909	349,845	297,476
FOOD AND BEVERAGE	68,744	66,299	63,758	59,747	53,963
ROOMS	6,780	6,454	6,565	6,343	6,826
OTHER	18,749	16,503	13,687	12,522	13,962
SELLING, GENERAL AND ADMINISTRATIVE	200,588	186,050	157,907	149,292	150,228
DEPRECIATION AND AMORTIZATION	93,889	85,366	73,236	63,599	48,711
IMPAIRMENT LOSS ON ASSETS HELD FOR SALE	931	869	174	687	5,213
PREOPENING COSTS	-	-	-	-	6,401
TOTAL OPERATING EXPENSES	828,782	792,642	695,236	642,035	582,780
Income From Operations	171,516	168,716	159,462	139,932	115,183
Other Income (Expense):					
INTEREST INCOME	2,746	830	245	330	174
INTEREST EXPENSE, NET	(50,291)	(60,913)	(57,003)	(64,261)	(51,206)
LOSS ON EARLY RETIREMENT OF DEBT	(26,264)	(2,074)	(923)	(701)	-
NET GAIN (LOSS) ON DISPOSITION OF ASSETS	683	(1,655)	(904)	288	(272)
INCOME BEFORE INCOME TAX PROVISION	98,390	104,904	100,877	75,588	63,879
INCOME TAX PROVISION	38,825	38,619	38,898	27,968	23,345
Net Income	$ 59,565	$ 66,285	$ 61,979	$ 47,620	$ 40,534
Earnings Per Share:					
BASIC	$ 1.06	$ 1.19	$ 1.15	$ 0.90	$ 0.78
DILUTED	$ 1.04	$ 1.16	$ 1.11	$ 0.88	$ 0.75
Weighted Average Shares Outstanding:					
BASIC	56,155	55,664	54,114	52,846	52,214
DILUTED	57,327	57,127	55,653	54,240	53,984

Balance Sheet and Other Data:

AS OF DECEMBER 31, AMOUNTS IN THOUSANDS	2006	2005	2004	2003	2002
CASH AND CASH EQUIVALENTS	$ 101,140	$ 106,145	$ 86,523	$ 78,220	$ 90,573
TOTAL ASSETS	1,541,475	1,383,986	1,315,469	1,155,250	1,173,492
TOTAL LONG-TERM DEBT, NET OF CURRENT MATURITIES	878,668	776,029	761,799	713,044	760,665
STOCKHOLDERS' EQUITY[2]	434,164	383,710	321,300	255,843	202,196
CAPITAL EXPENDITURES	249,123	177,789	89,633	69,219	255,530

[1] We opened the new Ameristar St. Charles facility on August 6, 2002. We acquired Ameristar Black Hawk (formerly Mountain High Casino) on December 21, 2004.

[2] Dividends of $21.1 million, $17.4 million and $13.6 million were paid in 2006, 2005 and 2004, respectively. The annual dividend per share was $0.375 in 2006, $0.3125 in 2005 and $0.25 in 2004. No dividends were paid in 2002 or 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included in this Report. The information in this section and in this Report generally includes forward-looking statements.

Overview

We develop, own and operate casinos and related hotel, food and beverage, entertainment and other facilities, with seven properties in operation in Missouri, Iowa, Mississippi, Colorado and Nevada. Our portfolio of casinos consists of: Ameristar St. Charles, serving greater St. Louis, Missouri; Ameristar Kansas City, serving the Kansas City, Missouri metropolitan area; Ameristar Council Bluffs, serving Omaha, Nebraska and southwestern Iowa; Ameristar Vicksburg, serving Jackson, Mississippi and Monroe, Louisiana; Cactus Petes and The Horseshu in Jackpot, Nevada, serving Idaho and the Pacific Northwest; and Ameristar Black Hawk, serving the Denver, Colorado metropolitan area. We acquired Ameristar Black Hawk on December 21, 2004.

Our financial results are dependent upon the number of patrons that we attract to our properties and the amounts those patrons spend per visit. Management uses various metrics to evaluate these factors. Key metrics include:

- "Slots handle"/"Table games drop" – measurements of gaming volume;
- "Win"/"Hold" percentages – the percentage of handle or drop that is won by the casino and recorded as casino revenue;
- "Hotel occupancy rate" – the average percentage of available hotel rooms occupied during a period;
- "Average daily room rate" – average price of occupied hotel rooms per day;
- "REVPAR" – revenue per available room is a summary measure of hotel results that combines average daily room rate and hotel occupancy rate;
- "Market share" – share of gross gaming revenues in each of our markets other than Jackpot and our share of gaming devices in the Jackpot market (Nevada does not publish separate gaming revenue statistics for this market);
- "Fair share percentage" – a percentage of gross gaming revenues based on the number of gaming positions relative to the total gaming positions in the market;
- "Admissions" – the number of patrons who enter our casinos in jurisdictions that record admissions; and
- "Win per admission" – the amount of gaming revenues generated per admission.

Our operating results may be affected by, among other things, competitive factors, gaming tax increases, the commencement of new gaming operations, charges associated with debt refinancing or property acquisition and disposition transactions, construction at existing facilities, general public sentiment regarding travel, overall economic conditions affecting the disposable income of our patrons and weather conditions affecting our properties. Consequently, our operating results for any quarter or year are not necessarily comparable and may not be indicative of future periods' results.

The following significant factors and trends should be considered in analyzing our operating performance:

AMERISTAR BLACK HAWK On April 1, 2006, we rebranded our renovated and expanded casino in Black Hawk, Colorado. Ameristar Black Hawk, formerly known as Mountain High, now features an expanded parking garage with 1,550 parking spaces, refurbished and rebranded dining venues, additional gaming space, 1,600 slot machines and an upscale Star Club for our top players. For the last three quarters of 2006, the property experienced significant growth in business volume and strong improvement in financial performance following the casino expansion and rebranding, as evidenced by increases in net revenues and operating income of 67.9% and 494.6%, respectively, over the last three quarters of 2005. The property's financial performance was adversely impacted by construction disruption throughout 2005 and during the first quarter of 2006. Additionally, Ameristar Black Hawk was adversely affected during most of the third quarter of 2005 by the temporary closure of a principal highway connecting Black Hawk and Denver.

POST-HURRICANE IMPROVEMENT AT AMERISTAR VICKSBURG In 2006, Ameristar Vicksburg increased operating income by $4.8 million, or 12.4%, over 2005. The improved financial performance of this property is mostly attributable to reduced Mississippi Gulf Coast gaming capacity caused by Hurricane Katrina in August 2005. In 2006, business volumes and our financial performance continued to surpass results prior to Hurricane Katrina despite the reopening of several Gulf Coast casinos during the year. During the fourth quarter of 2006, we began to experience declines in our Vicksburg property's financial performance relative to the 2005 fourth quarter. We expect the property's business volumes and financial performance for each of the first three quarters of 2007 to decline, as compared to the same quarterly periods in 2006, mostly as a result of the restored Gulf Coast gaming capacity.

INCREASED COMPETITION FOR AMERISTAR COUNCIL BLUFFS Ameristar Council Bluffs faced enhanced competition following the March 2006 completion of a major expansion and rebranding of a nearby land-based casino. For the year ended December 31, 2006, our Council Bluffs property experienced a $5.5 million (9.7%) decrease in operating income and a 2.3 percentage point decline in operating income margin as compared to 2005. During 2005, our Council Bluffs property benefited from significant construction disruption and a reduced number of available slot machines at the competing casino.

PROFIT MAXIMIZATION We continue to see the positive impact from our efforts to utilize promotional allowances and labor more efficiently. During the last two quarters of 2006, we decreased our promotional allowances as a percentage of gaming revenues by 1.6 percentage points compared to the same period in the prior year, and we expect this trend to continue in 2007. In addition to more effective promotional spending, we are continuing to achieve further efficiencies through improved labor management and cost containment practices. The successful application of these strategies was most evident at our St. Charles property, where revenues declined $1.2 million from the prior year while operating income margin improved 0.7 percentage point over 2005.

PROMOTIONAL SPENDING AND MARKETING For the year ended December 31, 2006, promotional allowances at our properties increased $6.7 million (3.5%) over 2005. The increase in our rate of promotional spending was partially attributable to our ongoing efforts to strengthen the Ameristar brand through targeted marketing, as evidenced by an overall 4.9% increase in rated play from 2005 to 2006. In addition to improving rated play, our marketing and promotional spending in 2006 also increased, particularly in the first quarter of 2006, as a result of competitive pressures in the Missouri and Iowa markets. As indicated above, we believe we addressed these competitive challenges with more efficient promotional spending, resulting in decreased promotional allowances in the second half of 2006 as compared to the last six months of 2005.

RENOVATIONS AND ENHANCEMENTS AT AMERISTAR ST. CHARLES At Ameristar St. Charles, we continue to make progress on the construction of a 400-room, all-suite hotel with an indoor/outdoor swimming pool and a 7,000 square-foot full-service spa, and an additional 2,000-space parking garage. The hotel is designed to surpass four-diamond quality standards and we believe it will be the premier hotel in greater St. Louis. We completed and opened 19,200 square feet of new meeting and conference facilities in the third quarter of 2006 and the initial 1,000 spaces of the parking garage in February 2007. The total cost of these ongoing and recently completed projects is expected to be $265.0 million, representing an increase of $25.0 million over the original budget. The revised cost is mostly attributable to upgraded design and finishes intended to enhance the guest experience, greater-than-anticipated site preparation costs and an increase in the cost of materials. The completion date of the hotel and the remainder of the project is expected to be December 2007. We believe these new amenities will allow us to further enhance our competitive position in the St. Louis market.

AMERISTAR BLACK HAWK HOTEL PROJECT The construction of our four-diamond quality hotel is progressing at Ameristar Black Hawk. The 33-story tower's 536 well-appointed, oversized rooms will feature upscale furnishings and amenities. The tower will include a versatile meeting and ballroom center and will also have Black Hawk's only full-service spa, an enclosed rooftop swimming pool and indoor/outdoor whirlpool facilities. Once completed, Ameristar Black Hawk will offer destination resort amenities and services that we believe are unprecedented in the Denver gaming market. The hotel's scheduled completion date has been delayed until the second half of 2009, primarily due to unforeseen site conditions and inclement weather. The cost of the hotel is expected to be $220.0 million, representing an increase of $40.0 million over the previous budget. The revised cost estimate is mostly attributable to an increase in materials costs, the unforeseen site conditions and upgraded finishes and amenities designed to enhance the guest experience.

EXPANSION PROJECT AT AMERISTAR VICKSBURG We are continuing to progress with a multi-phase casino and parking expansion project at Ameristar Vicksburg. The first phase of the project will require dry-docking the vessel and will add 800 gaming positions, two new restaurants, a VIP club, retail space and a parking garage to the property, and is expected to be completed by March 2008. We believe these improvements will help to alleviate long-standing capacity constraints, provide more convenient access and increase our long-time market dominance in Vicksburg. The second phase of the project will feature improvements to the existing casino layout and flow as well as enhancements to existing non-gaming amenities, and is expected to be completed in the second half of 2008. The total cost for both phases of the project is expected to be $98.0 million. In addition to the Vicksburg projects noted above, we expect to commence a $12.0 million renovation of the hotel in August 2007.

EXTERNAL DEVELOPMENT COSTS Development activities have contributed to our corporate expense as we continue to pursue growth through acquisition and other development opportunities. Development-related costs totaled $3.2 million in 2006 compared to $6.6 million in 2005. The decrease in costs is mostly attributable to reduced efforts in the United Kingdom and the termination in November 2005 of our pursuit of a casino license application in Pennsylvania. In April 2006, we submitted a proposal to acquire a publicly traded U.S.-based gaming operator. The gaming operator received several competing proposals and we ultimately determined not to further pursue the acquisition. In connection with this proposed acquisition, professional fees and internal costs totaled approximately $0.9 million. As part of our continued pursuit of external expansion opportunities, we expect to incur future development costs, the amounts of which we cannot currently determine.

STOCK-BASED COMPENSATION EXPENSE On January 1, 2006, we adopted SFAS No. 123(R), which requires the recognition of compensation expense in an amount equal to the fair value of share-based payments (e.g., stock options) granted to employees. The adoption of SFAS No. 123(R) resulted in a pre-tax non-cash operating expense of $7.8 million for the year ended December 31, 2006.

RESULTS OF OPERATIONS: SELECTED FINANCIAL MEASURES BY PROPERTY

FOR THE YEARS ENDED DECEMBER 31, AMOUNTS IN THOUSANDS	2006	2005	2004
Consolidated Cash Flow Information:			
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 169,538	$ 197,459	$ 176,504
NET CASH USED IN INVESTING ACTIVITIES	$ (237,681)	$ (175,849)	$ (208,658)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	$ 63,138	$ (1,988)	$ 40,457
Net Revenues:			
AMERISTAR ST. CHARLES	$ 284,841	$ 286,028	$ 278,887
AMERISTAR KANSAS CITY	252,991	247,586	234,432
AMERISTAR COUNCIL BLUFFS	181,840	186,367	171,755
AMERISTAR VICKSBURG	135,236	126,089	107,440
AMERISTAR BLACK HAWK[1]	76,692	51,349	2,024
JACKPOT PROPERTIES	68,698	63,939	60,160
CONSOLIDATED NET REVENUES	$ 1,000,298	$ 961,358	$ 854,698
Operating Income (Loss):			
AMERISTAR ST. CHARLES	$ 64,842	$ 63,268	$ 67,125
AMERISTAR KANSAS CITY	47,625	48,226	44,803
AMERISTAR COUNCIL BLUFFS	50,950	56,452	50,656
AMERISTAR VICKSBURG	43,630	38,812	27,592
AMERISTAR BLACK HAWK[1]	7,555	304	851
JACKPOT PROPERTIES	12,812	10,851	8,962
CORPORATE AND OTHER	(55,898)	(49,197)	(40,527)
CONSOLIDATED OPERATING INCOME	$ 171,516	$ 168,716	$ 159,462
Operating Income Margins:			
AMERISTAR ST. CHARLES	22.8%	22.1%	24.1%
AMERISTAR KANSAS CITY	18.8%	19.5%	19.1%
AMERISTAR COUNCIL BLUFFS	28.0%	30.3%	29.5%
AMERISTAR VICKSBURG	32.3%	30.8%	25.7%
AMERISTAR BLACK HAWK[1]	9.9%	0.6%	42.0%
JACKPOT PROPERTIES	18.6%	17.0%	14.9%
CONSOLIDATED OPERATING INCOME MARGIN	17.1%	17.5%	18.7%

[1] We acquired Ameristar Black Hawk on December 21, 2004. Accordingly, Ameristar Black Hawk's operating results are included only since the acquisition date for 2004 and for the full years 2005 and 2006.

The following table presents detail of our net revenues:

FOR THE YEARS ENDED DECEMBER 31, AMOUNTS IN THOUSANDS	2006	2005	2004
Casino Revenues:			
SLOTS	$ 897,728	$ 860,948	$ 747,247
TABLE GAMES	110,583	113,230	109,654
CASINO REVENUES	1,008,311	974,178	856,901
Non-Casino Revenues:			
FOOD AND BEVERAGE	131,795	125,918	114,010
ROOMS	27,972	25,355	26,082
OTHER	29,082	26,041	23,166
NON-CASINO REVENUES	188,849	177,314	163,258
	1,197,160	1,151,492	1,020,159
Less: Promotional Allowances	(196,862)	(190,134)	(165,461)
TOTAL NET REVENUES	$1,000,298	$ 961,358	$ 854,698

YEAR ENDED DECEMBER 31, 2006 VERSUS YEAR ENDED DECEMBER 31, 2005

Net Revenues

Consolidated net revenues for the year ended December 31, 2006 increased 4.1% over 2005. The increase in consolidated net revenues was primarily attributable to increases over the prior year of 49.4% at Ameristar Black Hawk and 7.3% at Ameristar Vicksburg, partially offset by a 2.4% decrease at Ameristar Council Bluffs. The Black Hawk property benefited from the rebranding and reduced construction disruption following the completion of the initial phase of our expansion activities in the first quarter of 2006. Our Vicksburg property's improved financial performance and the 6.3% growth in the overall Vicksburg market are mostly attributable to the third quarter 2005 closure of the Mississippi Gulf Coast casinos following Hurricane Katrina.

Consolidated casino revenues for 2006 increased $34.1 million over the prior year, principally due to a $25.5 million (50.9%) increase in slot revenues at Ameristar Black Hawk, which now features an additional 600 slot machines on its expanded casino floor. We further believe consolidated casino revenues increased in part as a result of the continued successful implementation of our targeted marketing programs, as evidenced by an overall increase in rated play at our properties over 2005. For the years ended December 31, 2006 and 2005, promotional allowances as a percentage of casino revenues remained unchanged at 19.5%. Our strategy to maximize profitability through efficient promotional spending during the second half of 2006 offset the increased promotional spending during the first half of 2006 that was primarily caused by competitive pressures at our Council Bluffs and Missouri properties.

Operating Income

In 2006, consolidated operating income increased $2.8 million, or 1.7%, over 2005, while consolidated operating income margin decreased by 0.4 percentage point from the prior year. The growth in operating income was substantially attributable to Ameristar Black Hawk's and Ameristar Vicksburg's strong financial performances. Ameristar Black Hawk's 2006 financial results included $1.7 million in non-recurring costs related to the rebranding. The financial performance of our Black Hawk and Vicksburg properties was partially offset by the results of our Council Bluffs property, which experienced declines in operating income and the related margin from the prior year as a result of enhanced competition.

Consolidated operating income was adversely affected by the $7.8 million in stock-based compensation expense we were required to recognize beginning in 2006. Consolidated operating income was also impacted by an $8.5 million (10.0%) increase in depreciation and amortization expense over 2005, primarily due to $5.3 million in depreciation expense from the capital improvements placed in service as part of the Ameristar Black Hawk expansion. We anticipate that depreciation expense will continue to rise as a result of our ongoing major capital projects at St. Charles, Black Hawk and Vicksburg. Finally, health benefit costs in 2006 decreased by $2.9 million (9.7%) compared to the prior year. It is not possible to predict with accuracy future health benefit costs, as they are dependent on a number of factors beyond our control, including the frequency and severity of large claims. However, we would expect to experience an increase in health benefit costs in 2007.

Interest Expense

The following table summarizes information related to interest on our long-term debt:

YEARS ENDED DECEMBER 31, DOLLARS IN THOUSANDS	2006	2005
INTEREST COST	$ 58,411	$ 65,956
LESS: CAPITALIZED INTEREST	(8,120)	(5,043)
INTEREST EXPENSE, NET	$ 50,291	$ 60,913
CASH PAID FOR INTEREST, NET OF AMOUNTS CAPITALIZED	$ 65,675	$ 54,015
WEIGHTED AVERAGE TOTAL DEBT BALANCE OUTSTANDING	$ 838,256	$ 755,343
WEIGHTED AVERAGE INTEREST RATE	6.8%	8.6%

For the year ended December 31, 2006, consolidated interest expense, net of amounts capitalized, decreased $10.6 million (17.4%) from 2005. The decrease is due primarily to a reduced average interest rate resulting from a November 2005 refinancing of our senior secured credit facility and a February 2006 redemption of our senior subordinated notes with borrowings under our new credit facility at substantially lower interest rates. The interest savings resulting from the lower interest rates were partially offset by an increase from 2005 of $82.9 million in the weighted average total debt balance outstanding. As we continue to progress on our major construction projects, we expect that our debt will increase further. Additionally, when we place those assets in service over the next three years, we will no longer capitalize the interest on the associated debt, which will cause our net interest expense to rise.

Income Tax Expense

Our effective income tax rate was 39.5% in 2006 and 36.8% in 2005. The federal income tax statutory rate was 35.0% in both years. The rise in our effective tax rates is mostly attributable to increased pre-tax income generated by our properties located in states with higher income tax rates.

Net Income

For the year ended December 31, 2006, consolidated net income decreased $6.7 million, or 10.1%, from the year ended December 31, 2005. We incurred a pre-tax charge in the first quarter of 2006 relating to the loss on redemption of our senior subordinated notes of approximately $26.3 million that adversely impacted diluted earnings per share by $0.30. Additionally, diluted earnings per share for 2006 were negatively impacted by $0.09 by the adoption of SFAS No. 123(R).

YEAR ENDED DECEMBER 31, 2005 VERSUS YEAR ENDED DECEMBER 31, 2004

Net Revenues

Consolidated net revenues for the year ended December 31, 2005 increased 12.5% over the prior year. All our Ameristar-branded properties improved their net revenues in 2005. At Ameristar Council Bluffs, our net revenues in 2005 increased over the prior year partially as a result of significant construction disruption and a reduced number of available slot machines at the competing racetrack casino. Our Vicksburg property's improved financial performance over 2004 and the overall growth in the Vicksburg market were mostly due to the closure of the Gulf Coast casinos following Hurricane Katrina. Our Black Hawk property contributed $49.3 million to the increase in consolidated annual net revenues in 2005.

Casino revenues for the year ended December 31, 2005 increased $117.3 million, or 13.7%, from 2004, including increases in slot and poker revenues of 15.2% and 17.2%, respectively. Our Black Hawk property contributed $52.1 million to the increase in casino revenues over the 11-day period during which we owned the property in 2004. The increased gaming revenues are mostly attributable to the continued improvement in our slot product and the other factors described above. We further believe casino revenues increased in part as a result of our continued successful implementation of our targeted marketing programs, which is evidenced by the 7.8% increase in rated play at our Ameristar-branded properties (excluding our Black Hawk property) when compared to 2004.

Consolidated promotional allowances increased by $24.7 million, or 14.9%, over the prior year, primarily as a result of increased competition in our Iowa and Missouri markets and our targeted marketing efforts mentioned above. The Black Hawk property also contributed $10.3 million to the increase in consolidated promotional allowances during 2005.

Operating Income

In 2005, consolidated operating income increased $9.3 million, or 5.8%, over 2004, while consolidated operating income margin decreased by 1.1 percentage points from the prior year. The growth in operating income was substantially attributable to Ameristar Vicksburg's strong financial performance following the closure of the Gulf Coast casinos by Hurricane Katrina. The Vicksburg property's financial results were somewhat offset by greater than expected construction disruption at our Black Hawk property, higher corporate costs and increased competitive pressures experienced by our Missouri and Iowa properties, which negatively impacted consolidated operating income and the related margin.

Additionally, consolidated operating income and the related margin were adversely impacted by increases in employee compensation and related benefits and depreciation expense at Ameristar St. Charles and by the temporary closure of a principal highway between Black Hawk and Denver in the third quarter of 2005.

We believe that the improvements in operating income and operating income margin at our Kansas City and Council Bluffs properties were mostly attributable to the effective implementation of cost-containment initiatives. Our Jackpot properties benefited from a reduction in entertainment and marketing costs.

Corporate expense for the year ended December 31, 2005 increased $8.7 million, or 22.1%, over 2004, primarily as a result of additional employee compensation and benefit costs and increased development activities.

Interest Expense

Consolidated interest expense, net of amounts capitalized, was $60.9 million in 2005 compared to $57.0 million in 2004. Total interest cost in 2005 was $66.0 million, an increase of $7.3 million over 2004. The increase is due primarily to a rise in our average LIBOR-based interest rate on our senior credit facilities year-over-year and, to a lesser extent, an increase in our long-term debt level resulting from the $115.0 million borrowed in December 2004 to acquire our Black Hawk property. The increases in the average interest rate and long-term debt level were partially offset by a $1.0 million decrease in interest expense resulting from the termination of our interest rate swap agreement on March 31, 2004 and an increase in capitalized interest from $1.7 million in 2004 to $5.0 million in 2005. Capitalized interest in 2005 primarily related to the capital improvement projects at our Black Hawk property and the hotel room renovations at our Council Bluffs and Kansas City properties.

Income Tax Expense

Our effective income tax rate was 36.8% in 2005 and 38.6% in 2004. The federal income tax statutory rate was 35.0% in both years. The differences from the statutory rate are due to state income taxes and the effect of certain expenses we incurred that are not deductible for federal income tax purposes.

Net Income

Net income increased to $66.3 million for the year ended December 31, 2005 compared to $62.0 million in 2004 and diluted earnings per share increased to $1.16 in 2005 from $1.11 in 2004. Our net income and diluted earnings per share in 2005 increased primarily as a result of revenue growth for the reasons mentioned above, as partially offset by increases in depreciation expense, corporate costs and losses on early retirement of debt. Diluted earnings per share were negatively impacted by a 2.6% increase in the number of weighted average diluted shares outstanding in 2005 versus 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows - Summary

Our cash flows consisted of the following:

YEARS ENDED DECEMBER 31,	2006	2005	2004
AMOUNTS IN THOUSANDS			
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 169,538	$ 197,459	$ 176,504
Cash Flows From Investing Activities:			
CAPITAL EXPENDITURES	(249,123)	(177,789)	(89,633)
NET CASH PAID FOR ACQUISITION OF MOUNTAIN HIGH CASINO	-	-	(114,171)
INCREASE (DECREASE) IN CONSTRUCTION CONTRACTS PAYABLE	16,157	4,437	(5,536)
PROCEEDS FROM SALE OF ASSETS	1,368	896	879
INCREASE IN DEPOSITS AND OTHER NON-CURRENT ASSETS	(6,083)	(3,393)	(197)
NET CASH USED IN INVESTING ACTIVITIES	(237,681)	(175,849)	(208,658)
Cash Flows From Financing Activities:			
DEBT BORROWINGS	485,000	410,000	115,000
PRINCIPAL PAYMENTS OF DEBT	(384,346)	(396,554)	(68,562)
PREMIUM ON EARLY REDEMPTION OF SENIOR SUBORDINATED NOTES	(20,425)	-	-
CASH DIVIDENDS PAID	(21,068)	(17,425)	(13,561)
DEBT ISSUANCE COSTS	(153)	(5,134)	(88)
EXCESS TAX BENEFIT FROM STOCK OPTION EXERCISES	4,266	-	-
PURCHASES OF TREASURY STOCK	(8,014)	-	-
PROCEEDS FROM STOCK OPTION EXERCISES	7,878	7,125	7,668
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	63,138	(1,988)	40,457
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$ (5,005)	$ 19,622	$ 8,303

Cash flows from operating activities

Our business is primarily conducted on a cash basis. Accordingly, operating cash flows tend to follow trends in our operating income. The decline in operating cash flows from 2005 to 2006 was attributable in part to increases in income tax cash payments and debt service payments and the decrease in net income as discussed above. The increase in operating cash flows from 2004 to 2005 was chiefly the result of the improvement in consolidated operating income during 2005, a $16.4 million increase in deferred taxes and positive changes in several of our working capital assets and liabilities.

Cash flows from investing activities

We incurred $249.1 million, $177.8 million and $89.6 million in capital expenditures (including capitalized interest) in 2006, 2005 and 2004, respectively. See "Capital expenditures" and "Liquidity" for further discussion of capital expenditures. During 2004, we paid $114.2 million, net of $3.6 million of acquired cash, issued $2.5 million of Common Stock and assumed $2.3 million of long-term debt in connection with the acquisition of our Black Hawk property.

Cash flows from financing activities

Cash flows provided by financing activities were significantly impacted by the following:

- The February 15, 2006 redemption of our senior subordinated notes with borrowings under our revolving loan facility;
- The November 10, 2005 borrowing of $400.0 million as a term loan under our new credit facility, of which $362.2 million was used to repay the principal amount of loans outstanding under our prior senior credit facilities, with the balance being held to provide funding for future capital needs;
- Debt borrowings primarily to fund capital improvement projects;
- The December 21, 2004 borrowing of $115.0 million under our senior credit facilities in order to fund the acquisition of our Black Hawk property;
- Principal payments on long-term debt;
- Prepayments of $26.0 million and $65.0 million on our senior credit facilities in 2005 and 2004, respectively;
- Dividend payments;
- Proceeds from employee stock option exercises;
- The repurchase of 0.4 million shares of Common Stock at a cost of $8.0 million under our stock repurchase program during 2006; and
- Debt issuance costs relating to the new credit facility.

As a result of several of the 2006 transactions described above, our total long-term debt outstanding (including current maturities) increased from $780.4 million at December 31, 2005 to $883.0 million at December 31, 2006.

Capital expenditures

In 2006, we incurred $249.1 million in capital expenditures (of which $8.1 million was capitalized interest). These expenditures were mostly funded with cash from operations and, to a lesser extent, with the borrowings under our senior credit facilities. Capital expenditures for the year ended December 31, 2006 included: $92.3 million related to our expansion activities at Ameristar St. Charles; $48.3 million for capital improvement projects at Ameristar Black Hawk; $33.3 million for the acquisition of slot machines at all our properties; and $22.4 million for the construction of a new parking garage and casino expansion at Ameristar Vicksburg.

During 2005, capital expenditures totaled $177.8 million (of which $5.0 million was capitalized interest) and included: $57.2 million for capital improvement projects at our Black Hawk property; $52.6 million for long-lived assets relating to various capital maintenance at all our properties; $33.2 million for slot equipment and related technology; $19.7 million related to the Council Bluffs and Kansas City hotel room renovations; and $15.1 million for construction relating to the St. Charles parking garage, hotel and conference center.

Capital expenditures made in 2004 totaled $89.6 million (of which $1.7 million was capitalized interest) and included: $36.9 million for slot equipment and related technology; $35.2 million for long-lived assets relating to various capital maintenance at all our properties; $10.9 million related to the Council Bluffs and Kansas City hotel room renovations; and $6.6 million for information technology projects.

Our senior credit facilities limit our aggregate capital expenditures to $1.0 billion during the period from November 10, 2005 to November 10, 2012.

Liquidity

At December 31, 2006, our principal debt outstanding consisted of $485.0 million under the revolving loan facility and $396.0 million under the term loan facility. As of December 31, 2006, the amount of the revolving loan facility available for borrowing was $309.6 million, after giving effect to $5.4 million of outstanding letters of credit. All mandatory principal repayments have been made through December 31, 2006.

As discussed above, on November 10, 2005, we obtained a $1.2 billion senior secured credit facility that includes a $400.0 million seven-year term loan facility and a five-year revolving loan facility with capacity for borrowing up to $800.0 million. The proceeds from the term loan were primarily used to repay all $362.2 million principal amount of loans outstanding under the replaced senior secured credit facilities. The new credit facility features lower interest rate add-ons compared to our previous senior secured credit facilities and, together with operating cash flows, will provide the funding for our existing capital improvement projects. We also used proceeds of the new facility to fund the redemption in February 2006 of our 10.75% senior subordinated notes, which we expect will result in a further significant reduction in our borrowing costs, as discussed below.

The revolving loan facility includes a $75.0 million letter of credit sub-facility and a $25.0 million swingline loan sub-facility. Upon the satisfaction of certain conditions, we will have the option to increase the total amount available under the new credit facility by up to an additional $400.0 million, in the form of incremental term loans or additional borrowings under the revolving facility.

The agreement governing our senior credit facilities requires us to comply with various affirmative and negative financial and other covenants, including restrictions on the incurrence of additional indebtedness, restrictions on dividend payments and other restrictions and requirements to maintain certain financial ratios and tests. Certain changes in control could result in the acceleration of our senior credit facilities. As of December 31, 2006, we were in compliance with all applicable covenants.

On February 15, 2006, we redeemed all $380.0 million outstanding principal amount of the senior subordinated notes at a redemption price of 105.375% of the principal amount, plus $20.4 million in accrued and unpaid interest to the redemption date. The retirement of the notes resulted in a one-time charge for loss on early retirement of debt in the first quarter of 2006 of approximately $26.3 million on a pre-tax basis.

At December 31, 2006, we had available $212.5 million of state net operating loss carryforwards that relate to our Missouri properties and may be applied against future taxable income. At December 31, 2006, we also had available $22.4 million of federal net operating loss carryforwards and $27.3 million of state net operating loss carryforwards, which were acquired as part of the Ameristar Black Hawk acquisition. These acquired net operating loss carryforwards are subject to IRS change of ownership limitations. Accordingly, the future utilization of the carryforwards is subject to an annual base limitation of $5.1 million that can be applied against future taxable income. The remaining unused federal and state net operating loss carryforwards will expire in 2019 through 2025. During the years ended December 31, 2006 and 2005, we made federal and state income tax payments totaling $38.3 million and $15.0 million, respectively.

As of December 31, 2006, in addition to the $309.6 million available for borrowing under the senior credit facilities, we had $101.1 million of cash and cash equivalents, approximately $48.0 million of which were required for daily operations. Our capital expenditures in 2007 are expected to be approximately $407.0 million. We anticipate spending approximately $50.0 million on maintenance capital expenditures (including the acquisition of slot machines and other long-lived assets) and approximately $357.0 million on internal expansion projects. Actual 2007 capital expenditures will depend on the start date of certain projects and the progress of construction through year-end. As described in more detail above, our current major internal expansion projects include: construction of the 400-room, all-suite hotel with an indoor/outdoor swimming pool and a 7,000 square-foot full-service spa, and an additional 2,000-space parking garage at Ameristar St. Charles; construction of the 536-room, four-diamond quality hotel with related amenities and services at Ameristar Black Hawk; and the casino and parking expansion project and the planned hotel renovation at Ameristar Vicksburg.

Historically, we have funded our daily operations through net cash provided by operating activities and our significant capital expenditures primarily through operating cash flows, bank debt and other debt financing. We believe that our cash flows from operations, cash and cash equivalents and availability under our senior credit facilities will be able to support our operations and liquidity requirements, including all of our currently planned capital expenditures and dividend payments on our Common Stock. However, if our existing sources of cash are insufficient to meet such needs, we will be required to seek additional financing or scale back our capital plans. We would likely have to obtain additional debt financing if we undertake major acquisitions or new development projects. Any loss from service of our riverboat and barge facilities for any reason could materially adversely affect us, including our ability to fund daily operations and to satisfy debt covenants. Our ability to borrow funds under our senior credit facilities at any time is primarily dependent upon the amount of our EBITDA, as defined for purposes of our senior credit facilities, for the preceding four fiscal quarters.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Securities and Exchange Commission Regulation S-K.

CONTRACTUAL AND OTHER COMMITMENTS

The following table summarizes our material obligations and commitments to make future payments under certain contracts, including long-term debt obligations, capitalized leases, operating leases and certain construction contracts.

PAYMENTS DUE BY PERIOD (IN THOUSANDS)

Contractual Obligations:	2007	2008-2009	2010-2011	AFTER 2011	TOTAL
LONG-TERM DEBT INSTRUMENTS	$ 4,344	$ 8,699	$ 587,034	$ 282,935	$ 883,012
ESTIMATED INTEREST PAYMENTS ON LONG-TERM DEBT[1]	63,937	144,357	97,914	21,693	327,901
OPERATING LEASES	3,703	1,538	974	851	7,066
MATERIAL CONSTRUCTION CONTRACTS	228,216	47,395	-	-	275,611
TOTAL	$ 300,200	$ 201,989	$ 685,922	$ 305,479	$1,493,590

[1]Estimated interest payments on long-term debt are based on principal amounts outstanding after giving effect to projected borrowings in 2007 and forecasted LIBOR rates for our senior secured credit facilities.

AMOUNT OF COMMITMENT EXPIRATION PER PERIOD (IN THOUSANDS)

Other Commitments:	2007	2008-2009	2010-2011	AFTER 2011	TOTAL
LETTERS OF CREDIT	$ 5,373	$ -	$ -	$ -	$ 5,373

Our cash tax payments for 2007 are expected to be approximately $31.0 million.

Another significant operating use of cash in 2007 is interest payments. Our cash interest payments, excluding capitalized interest, were $65.7 million, $59.1 million and $54.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Cash interest payments may increase in 2007 as a result of a possible rise in interest rates and an expected increase in the average outstanding debt balance from anticipated borrowings under the $800.0 million revolving loan facility to fund our capital improvement projects. For more information, see "No. 5 - Long-term debt" of Notes to Consolidated Financial Statements.

We routinely enter into operational contracts in the ordinary course of our business, including construction contracts for projects that are not material to our business or financial condition as a whole. Our commitments relating to these contracts are recognized as liabilities in our consolidated balance sheets when services are provided with respect to such contracts.

In December 2000, we assumed several agreements with the Missouri 210 Highway Transportation Development District ("Development District") that had been entered into in order to assist the Development District in the financing of a highway improvement project in the area around the Ameristar Kansas City property prior to our purchase of that property. In order to pay for the highway improvement project, the Development District issued revenue bonds totaling $9.0 million in principal amount with scheduled maturities from 2006 through 2011. We have issued an irrevocable standby letter of credit with a bank in support of obligations of the Development District for certain principal and interest on the revenue bonds. The amount outstanding under this letter of credit was $2.6 million as of December 31, 2006 and may be subsequently reduced as principal and interest mature under the revenue bonds. Additionally, we are obligated to pay any shortfall in the event that amounts on deposit are insufficient to cover the obligations under the bonds as well as any costs incurred by the Development District that are not payable from the taxed revenues used to satisfy the bondholders. Through December 31, 2006, we had paid $2.0 million in shortfalls and other costs. As required by the agreements, we anticipate that we will be reimbursed for these shortfall payments by the Development District from future available cash flow, as defined, and have recorded a corresponding receivable as of December 31, 2006.

At December 31, 2006, we had outstanding letters of credit in the amount of $5.4 million, which reduced the amount available to borrow under our revolving loan facility. We do not have any other guarantees, contingent commitments or other material liabilities that are not reflected on our consolidated balance sheets. For more information, see "No. 5 – Long-term debt" of Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows. Senior management and the Audit Committee of our Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates.

Property and Equipment

We have significant capital invested in our property and equipment, which represents approximately 84% of our total assets. Judgments are made in determining the estimated useful lives of assets, salvage values to be assigned to assets and if or when an asset has been impaired. The accuracy of these estimates affects the amount of depreciation expense recognized in our financial results and the extent to which we have a gain or loss on the disposal of the asset. We assign lives to our assets based on our standard policy, which we believe is representative of the useful life of each category of assets. We review the carrying value of our property and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The factors we consider in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors.

Excess of Purchase Price Over Fair Value of Net Assets Acquired

At December 31, 2006, we had approximately $77.0 million in goodwill and other intangible assets on our consolidated balance sheet resulting from our acquisition of the Missouri properties in December 2000. As required by SFAS No. 142, we completed our annual assessment for impairment and determined that no goodwill impairment existed. The assessment requires the use of estimates about future operating results of each reporting unit to determine its estimated fair value. Changes in forecasted operations can materially affect these estimates.

Star Awards Program

Our customer reward program, Star Awards, allows customers to earn certain point-based cash rewards or complimentary goods and services based on the volume of the customers' gaming activity. Customers can accumulate reward points over time that they may redeem at their discretion under the terms of the program. The reward credit balance is forfeited if a customer does not earn any reward credits over any subsequent 12-month period. As a result of the ability of the customer to bank the reward points, we accrue the expense of reward points, after giving effect to estimated forfeitures, as they are earned. At December 31, 2006 and 2005, $7.7 million and $8.6 million, respectively, were accrued under this program. The value of these point-based cash rewards or complimentary goods and services are netted against revenue as a promotional allowance.

Cash Coupons

Our former, current and future gaming customers may be awarded, on a discretionary basis, cash coupons based, in part, on their play volume. The coupons are provided on a discretionary basis to induce future play, are redeemable within a short time period (generally seven days) and are redeemable only on a return visit. There is no ability to renew or extend the offer. We recognize a reduction in revenue as a promotional allowance for these coupons when the coupons are redeemed.

Self-Insurance Reserves

We are self-insured for various levels of general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accrued estimates of incurred but not reported claims. At December 31, 2006 and 2005, our estimated liabilities for unpaid and incurred but not reported claims totaled $10.4 million and $10.1 million, respectively. We utilize actuaries who consider historical loss experience and certain unusual claims in estimating these liabilities, based upon statistical data provided by the independent third party administrators of the various programs. We believe the use of this method to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals; however, changes in health care costs, accident or illness frequency and severity and other factors can materially affect the estimates for these liabilities.

Accounting for Share-Based Compensation

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), "Share-Based Payment," which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. These fair values are calculated by using the Black-Scholes-Merton option pricing formula, which requires estimates for expected volatility, expected dividends, the risk-free interest rate and the term of the option. SFAS No. 123(R) revised SFAS No. 123 and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees." Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R) using the modified prospective application transition method. Under this transition method, the future compensation cost related to all equity instruments granted prior to but not yet vested as of adoption is recognized based on the grant-date fair value, which is estimated in accordance with the original provisions of SFAS No. 123. The grant-date fair value of the awards is generally recognized as expense over the service period. Under the provisions of SFAS No. 123(R), we are required to include an estimate of the number of awards that will be forfeited and update that number based on actual forfeitures. Previously, we had recognized the impact of forfeitures as they occurred. With respect to the determination of the pool of windfall tax benefits, we elected to use the transition election of FASB Staff Position No. FAS 123(R)-3 (the "short-cut method") as of the adoption of SFAS No. 123(R).

Income Taxes

We are subject to federal income taxes in the United States and state income taxes in several states in which we operate. We account for income taxes according to SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

At December 31, 2006, we had $33.2 million of deferred tax assets and $121.2 million of deferred tax liabilities. We believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income.

Our income tax returns are subject to examination by the IRS and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. To determine necessary reserves, we must make assumptions and judgments about potential actions by taxing authorities, partially based on historical precedent. Our estimate of the potential outcome of any uncertain tax issue is highly judgmental, and we believe we have adequately provided for any probable adverse outcomes related to uncertain tax matters. When actual results of tax examinations differ from our estimates, we adjust the income tax provision and our tax reserves in the period in which the examination issues are settled.

RECENTLY ISSUED ACCOUNTING STANDARDS

FIN 48

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in tax positions. FIN 48 provides that a company may recognize the impact of a tax position in its financial statements only if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective in the first quarter of 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

SAB 108

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), which addresses how the effects of prior year uncorrected financial statement misstatements should be considered in current year financial statements. SAB 108 requires registrants to quantify misstatements using both balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors. The requirements of SAB 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 in 2006 had no impact on our financial position or results of operations.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 clarifies how to measure fair value as permitted under other accounting pronouncements, but does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. We are required to adopt SFAS No. 157 as of January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our senior credit facilities. As of December 31, 2006, we had $881.0 million outstanding under our senior credit facilities, bearing interest at variable rates. The senior credit facilities bear interest equal to LIBOR (in the case of Eurodollar loans) or the prime interest rate (in the case of base rate loans), plus an applicable margin, or "add-on." At December 31, 2006, the average interest rate applicable to the senior credit facilities was 6.6%. An increase of one percentage point in the average interest rate applicable to the senior credit facilities outstanding at December 31, 2006 would increase our annual interest cost by approximately $8.8 million.

Substantially all of our long-term debt is subject to variable interest rates. We continue to monitor interest rate markets and, in order to control interest rate risk, may enter into interest rate collar or swap agreements or other derivative instruments as market conditions warrant. We may also choose to refinance a portion of our variable rate debt through the issuance of long-term fixed-rate securities.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Ameristar Casinos, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management believes that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, as stated in their report, appearing on pages 26 and 27, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.

Ameristar Casinos, Inc.
Las Vegas, Nevada
March 16, 2007



John M. Boushy
CHIEF EXECUTIVE OFFICER AND PRESIDENT



Thomas M. Steinbauer
SENIOR VICE PRESIDENT OF FINANCE,
CHIEF FINANCIAL OFFICER AND TREASURER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Ameristar Casinos, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Ameristar Casinos, Inc. and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the two years ended December 31, 2006 of the Company and our report dated March 12, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
Las Vegas, Nevada
March 12, 2007

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Ameristar Casinos, Inc.:
We have audited the accompanying consolidated balance sheets of Ameristar Casinos, Inc. and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
Las Vegas, Nevada
March 12, 2007

To the Board of Directors and Stockholders of
Ameristar Casinos, Inc., Las Vegas, Nevada
We have audited the accompanying consolidated statements of income, stockholders' equity and comprehensive income, and cash flows of Ameristar Casinos, Inc. (a Nevada Corporation) and subsidiaries (the "Company") for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Ameristar Casinos, Inc. and subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Las Vegas, Nevada
March 16, 2005

CONSOLIDATED BALANCE SHEETS

The accompanying notes are an integral part of these consolidated financial statements.

DECEMBER 31, AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA	2006	2005
Assets		
Current Assets:		
CASH AND CASH EQUIVALENTS	$ 101,140	$ 106,145
RESTRICTED CASH	6,425	6,474
ACCOUNTS RECEIVABLE, NET	7,325	5,242
INCOME TAX REFUNDS RECEIVABLE	2,164	-
INVENTORIES	7,241	6,926
PREPAID EXPENSES	11,689	9,184
DEFERRED INCOME TAXES	3,508	5,672
TOTAL CURRENT ASSETS	139,492	139,643
Property and Equipment, at cost:		
BUILDINGS AND IMPROVEMENTS	1,090,777	1,015,443
FURNITURE, FIXTURES AND EQUIPMENT	404,709	358,192
	1,495,486	1,373,635
LESS: ACCUMULATED DEPRECIATION AND AMORTIZATION	(477,780)	(391,014)
	1,017,706	982,621
LAND	81,481	75,524
CONSTRUCTION IN PROGRESS	186,507	75,151
TOTAL PROPERTY AND EQUIPMENT, NET	1,285,694	1,133,296
EXCESS OF PURCHASE PRICE OVER FAIR MARKET VALUE OF NET ASSETS ACQUIRED	76,988	78,192
DEPOSITS AND OTHER ASSETS	39,301	32,855
Total Assets	$1,541,475	$1,383,986

DECEMBER 31,	2006	2005
AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA		
Liabilities and Stockholders' Equity		
Current Liabilities:		
ACCOUNTS PAYABLE	$ 14,443	$ 12,627
CONSTRUCTION CONTRACTS PAYABLE	25,657	9,500
INCOME TAXES PAYABLE	-	3,373
ACCRUED LIABILITIES	71,462	83,889
CURRENT MATURITIES OF LONG-TERM DEBT	4,344	4,374
TOTAL CURRENT LIABILITIES	115,906	113,763
LONG-TERM DEBT, NET OF CURRENT MATURITIES	878,668	776,029
DEFERRED INCOME TAXES	91,528	94,445
DEFERRED COMPENSATION AND OTHER LONG-TERM LIABILITIES	21,209	16,039
COMMITMENTS AND CONTINGENCIES (NOTE 11)		
Stockholders' Equity:		
PREFERRED STOCK, $.01 PAR VALUE: AUTHORIZED - 30,000,000 SHARES; ISSUED - NONE	-	-
COMMON STOCK, $.01 PAR VALUE: AUTHORIZED - 120,000,000 SHARES; ISSUED - 56,935,403 AND 55,958,358 SHARES; OUTSTANDING - 56,524,567 AND 55,958,358 SHARES	569	560
ADDITIONAL PAID-IN CAPITAL	199,951	179,989
TREASURY STOCK, AT COST (410,836 SHARES)	(8,014)	-
RETAINED EARNINGS	241,658	203,161
TOTAL STOCKHOLDERS' EQUITY	434,164	383,710
Total Liabilities And Stockholders' Equity	$1,541,475	$1,383,986

CONSOLIDATED STATEMENTS OF INCOME

The accompanying notes are an integral part of these consolidated financial statements.

YEARS ENDED DECEMBER 31, AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA	2006	2005	2004
Revenues:			
CASINO	$1,008,311	$ 974,178	$ 856,901
FOOD AND BEVERAGE	131,795	125,918	114,010
ROOMS	27,972	25,355	26,082
OTHER	29,082	26,041	23,166
	1,197,160	1,151,492	1,020,159
LESS: PROMOTIONAL ALLOWANCES	196,862	190,134	165,461
NET REVENUES	1,000,298	961,358	854,698
Operating Expenses:			
CASINO	439,101	431,101	379,909
FOOD AND BEVERAGE	68,744	66,299	63,758
ROOMS	6,780	6,454	6,565
OTHER	18,749	16,503	13,687
SELLING, GENERAL AND ADMINISTRATIVE	200,588	186,050	157,907
DEPRECIATION AND AMORTIZATION	93,889	85,366	73,236
IMPAIRMENT LOSS ON ASSETS HELD FOR SALE	931	869	174
TOTAL OPERATING EXPENSES	828,782	792,642	695,236
INCOME FROM OPERATIONS	171,516	168,716	159,462
Other Income (Expense):			
INTEREST INCOME	2,746	830	245
INTEREST EXPENSE, NET	(50,291)	(60,913)	(57,003)
LOSS ON EARLY RETIREMENT OF DEBT	(26,264)	(2,074)	(923)
NET GAIN (LOSS) ON DISPOSITION OF ASSETS	683	(1,655)	(904)
Income Before Income Tax Provision	98,390	104,904	100,877
INCOME TAX PROVISION	38,825	38,619	38,898
Net Income	$ 59,565	$ 66,285	$ 61,979
Earnings Per Share:			
BASIC	$ 1.06	$ 1.19	$ 1.15
DILUTED	$ 1.04	$ 1.16	$ 1.11
Cash Dividends Declared Per Share	$ 0.38	$ 0.31	$ 0.25
Weighted Average Shares Outstanding:			
BASIC	56,155	55,664	54,114
DILUTED	57,327	57,127	55,653

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

The accompanying notes are an integral part of these consolidated financial statements.

	CAPITAL STOCK		ADDITIONAL	ACCUMULATED OTHER			
	NUMBER OF SHARES	AMOUNT	PAID-IN CAPITAL	COMPREHENSIVE LOSS	TREASURY STOCK	RETAINED EARNINGS	TOTAL
AMOUNTS IN THOUSANDS							
BALANCE, DECEMBER 31, 2003	53,222	$532	$150,116	$(688)	$ -	$105,883	$255,843
NET INCOME	-	-	-	-	-	61,979	61,979
CHANGE IN FAIR VALUE OF INTEREST RATE SWAP AGREEMENT, NET OF DEFERRED TAX OF $297	-	-	-	688	-	-	688
TOTAL COMPREHENSIVE INCOME							62,667
EXERCISE OF STOCK OPTIONS	1,542	15	7,653	-	-	-	7,668
TAX BENEFIT OF STOCK OPTION EXERCISES	-	-	6,183	-	-	-	6,183
DIVIDENDS	-	-	-	-	-	(13,561)	(13,561)
COMMON STOCK ISSUED IN CONNECTION WITH THE MOUNTAIN HIGH CASINO ACQUISITION	118	2	2,498	-	-	-	2,500
BALANCE, DECEMBER 31, 2004	54,882	549	166,450	-	-	154,301	321,300
NET INCOME	-	-	-	-	-	66,285	66,285
EXERCISE OF STOCK OPTIONS	1,076	11	7,114	-	-	-	7,125
TAX BENEFIT OF STOCK OPTION EXERCISES	-	-	6,425	-	-	-	6,425
DIVIDENDS	-	-	-	-	-	(17,425)	(17,425)
BALANCE, DECEMBER 31, 2005	55,958	560	179,989	-	-	203,161	383,710
NET INCOME	-	-	-	-	-	59,565	59,565
EXERCISE OF STOCK OPTIONS AND ISSUANCE OF RESTRICTED SHARES	978	9	7,885	-	-	-	7,894
TAX BENEFIT OF STOCK OPTION EXERCISES	-	-	4,266	-	-	-	4,266
DIVIDENDS	-	-	-	-	-	(21,068)	(21,068)
STOCK-BASED COMPENSATION EXPENSE	-	-	7,811	-	-	-	7,811
COMMON STOCK REPURCHASES	(411)	-	-	-	(8,014)	-	(8,014)
BALANCE, DECEMBER 31, 2006	56,525	$569	$199,951	$-	$(8,014)	$241,658	$434,164

CONSOLIDATED STATEMENTS OF CASH FLOWS

The accompanying notes are an integral part of these consolidated financial statements.

YEARS ENDED DECEMBER 31, AMOUNTS IN THOUSANDS	2006	2005	2004
Cash Flows from Operating Activities:			
NET INCOME	$ 59,565	$ 66,285	$ 61,979
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
DEPRECIATION AND AMORTIZATION	93,889	85,366	73,236
AMORTIZATION OF DEBT ISSUANCE COSTS AND DEBT DISCOUNTS	990	3,891	4,418
STOCK-BASED COMPENSATION EXPENSE	7,811	-	-
LOSS ON EARLY RETIREMENT OF DEBT	26,264	2,074	923
NET CHANGE IN DEFERRED COMPENSATION LIABILITY	71	633	(681)
IMPAIRMENT LOSS ON ASSETS HELD FOR SALE	931	869	174
NET (GAIN) LOSS ON DISPOSITION OF ASSETS	(683)	1,576	717
NET CHANGE IN DEFERRED INCOME TAXES	1,702	16,424	28,688
EXCESS TAX BENEFIT FROM STOCK OPTION EXERCISES	(4,266)	6,425	6,183
CHANGES IN OPERATING ASSETS AND LIABILITIES:			
RESTRICTED CASH	49	(1,988)	(1,809)
ACCOUNTS RECEIVABLE, NET	(2,083)	1,212	471
INCOME TAX REFUNDS RECEIVABLE	(2,164)	-	643
INVENTORIES	(315)	1	(631)
PREPAID EXPENSES	(2,505)	(420)	942
ASSETS HELD FOR SALE	-	596	186
ACCOUNTS PAYABLE	1,816	(277)	(3,286)
INCOME TAXES PAYABLE	893	1,806	499
ACCRUED LIABILITIES	(12,427)	12,986	3,852
NET CASH PROVIDED BY OPERATING ACTIVITIES	169,538	197,459	176,504
Cash Flows from Investing Activities:			
CAPITAL EXPENDITURES	(249,123)	(177,789)	(89,633)
NET CASH PAID FOR ACQUISITION OF MOUNTAIN HIGH CASINO	-	-	(114,171)
INCREASE (DECREASE) IN CONSTRUCTION CONTRACTS PAYABLE	16,157	4,437	(5,536)
PROCEEDS FROM SALE OF ASSETS	1,368	896	879
INCREASE IN DEPOSITS AND OTHER NON-CURRENT ASSETS	(6,083)	(3,393)	(197)
NET CASH USED IN INVESTING ACTIVITIES	(237,681)	(175,849)	(208,658)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, AMOUNTS IN THOUSANDS	2006	2005	2004
Cash Flows from Financing Activities:			
DEBT BORROWINGS	485,000	410,000	115,000
PRINCIPAL PAYMENTS OF DEBT	(384,346)	(396,554)	(68,562)
PREMIUM ON EARLY REDEMPTION OF SENIOR SUBORDINATED NOTES	(20,425)	-	-
CASH DIVIDENDS PAID	(21,068)	(17,425)	(13,561)
DEBT ISSUANCE COSTS	(153)	(5,134)	(88)
EXCESS TAX BENEFIT FROM STOCK OPTION EXERCISES	4,266	-	-
PURCHASES OF TREASURY STOCK	(8,014)	-	-
PROCEEDS FROM STOCK OPTION EXERCISES	7,878	7,125	7,668
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	63,138	(1,988)	40,457
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,005)	19,622	8,303
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	106,145	86,523	78,220
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 101,140	$ 106,145	$ 86,523
Supplemental Cash Flow Disclosures:			
CASH PAID FOR INTEREST, NET OF AMOUNTS CAPITALIZED	$ 65,675	$ 54,015	$ 52,640
CASH PAID FOR FEDERAL AND STATE INCOME TAXES (NET OF REFUNDS RECEIVED)	$ 38,294	$ 14,993	$ 3,362
Non-cash Investing and Financing Activities:			
Acquisition of Mountain High Casino			
FAIR VALUE OF NON-CASH ASSETS ACQUIRED	$ -	$ -	$ 120,784
LESS NET CASH PAID	-	-	(114,171)
LESS FAIR VALUE OF COMMON STOCK ISSUED	-	-	(2,500)
LIABILITIES ASSUMED	$ -	$ -	$ 4,113

NO. 1
BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Ameristar Casinos, Inc. ("ACI") and its wholly owned subsidiaries (collectively, the "Company"). Through its subsidiaries, the Company owns and operates seven casino properties in six markets. The Company's portfolio of casinos consists of: Ameristar St. Charles (serving greater St. Louis, Missouri); Ameristar Kansas City (serving the Kansas City, Missouri metropolitan area); Ameristar Council Bluffs (serving Omaha, Nebraska and southwestern Iowa); Ameristar Vicksburg (serving Jackson, Mississippi and Monroe, Louisiana); Ameristar Black Hawk (serving the Denver metropolitan area); and Cactus Petes and The Horseshu in Jackpot, Nevada (serving Idaho and the Pacific Northwest). The Company views each property as an operating segment and all such operating segments have been aggregated into one reporting segment. All significant intercompany transactions have been eliminated.

The Company acquired Ameristar Black Hawk (formerly known as Mountain High Casino) on December 21, 2004. Accordingly, the consolidated financial statements reflect Ameristar Black Hawk's operating results for only 11 days in 2004.

NO. 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to apply significant judgment in defining the appropriate estimates and assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company's judgments are based in part on its historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market, due to the short-term maturities of these instruments.

Restricted cash

As of December 31, 2006 and 2005, restricted cash totaled $6.4 million and $6.5 million, respectively. On September 2, 2003, the Company entered into a trust participation agreement with an insurance provider. Pursuant to the terms of the trust participation agreement, the Company had deposited $6.4 million as of December 31, 2006 and 2005 into the trust account as collateral for the Company's obligation to reimburse the insurance provider for the Company's workers' compensation claims. The Company is permitted to invest the trust funds in certain investment vehicles with stated maturity dates not to exceed six months. Any interest or other earnings are disbursed to the Company.

Accounts receivable

At December 31, 2006 and 2005, total accounts receivable were $7.4 million and $5.3 million, respectively. As of December 31, 2006 and 2005, an allowance of $0.1 million has been applied to reduce total accounts receivable to amounts anticipated to be collected. Gaming receivables were $0.4 million and $0.3 million at December 31, 2006 and 2005, respectively, and are included in the Company's accounts receivable balance.

Inventories

Inventories primarily consist of food and beverage items, gift shop and general store retail merchandise, engineering and slot supplies, uniforms, linens, china and other general supplies. Inventories are stated at the lower of cost or market. Cost is determined principally on the weighted average basis.

Capitalization and depreciation

Property and equipment are recorded at cost, including interest charged on funds borrowed to finance construction. Interest of $8.1 million, $5.0 million and $1.7 million was capitalized for the years ended December 31, 2006, 2005 and 2004, respectively. Betterments, renewals and repairs that extend the life of an asset are capitalized. Ordinary maintenance and repairs are charged to expense as incurred. Costs of major renovation projects are capitalized in accordance with existing policies.

Depreciation is provided on the straight-line method. Amortization of building and furniture, fixtures and equipment under capitalized leases is provided over the shorter of the estimated useful life of the asset or the term of the associated lease (including lease renewals or purchase options the Company expects to exercise). Depreciation and amortization is provided over the following estimated useful lives:

Buildings and improvements	5 to 40 years
Furniture, fixtures and equipment	2 to 15 years

Impairment of long-lived assets
The Company reviews long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company reviews long-lived assets for such events or changes in circumstances at each balance sheet date. If a long-lived asset is to be held and used, the Company assesses recoverability based on the future undiscounted cash flows of the related asset over the remaining life compared to the asset's book value. If an impairment exists, the asset is adjusted to fair value based on quoted market prices or another valuation technique, such as discounted cash flow analysis. If a long-lived asset is to be sold, the asset is reported at the lower of carrying amount or fair value less cost to sell, with fair value measured as discussed above.

Debt issuance costs
Debt issuance costs are capitalized and amortized to interest expense using the effective interest method or a method that approximates the effective interest method over the term of the related debt instrument. The Company expenses debt issuance costs ratably in connection with any early debt retirements. In February 2006, the Company redeemed all $380.0 million outstanding principal amount of its senior subordinated notes. The redemption resulted in the expensing in 2006 of all unamortized debt issuance costs relating to the senior subordinated notes.

In connection with the $1.2 billion senior secured credit facility obtained on November 10, 2005, the Company capitalized $5.2 million in new debt issuance costs and expensed $1.9 million in debt issuance costs relating to the replaced senior secured credit facilities. For the years ended December 31, 2006 and 2005, the total previously deferred debt issuance costs expensed as a result of the early retirement of debt were $5.8 million and $2.1 million, respectively.

Derivative instruments and hedging activities
From time to time, the Company seeks to manage interest rate risk associated with variable rate borrowings through the use of derivative instruments designated as cash flow hedges. The Company accounts for these derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133." SFAS No. 133 requires that derivative financial instruments be recognized as assets or liabilities, with changes in fair value affecting net income or comprehensive income. See also "No. 5 - Long-term debt."

Revenue recognition

In accordance with industry practice, casino revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons. Additionally, the Company recognizes revenue upon the occupancy of its hotel rooms, upon the delivery of food, beverage and other services, and upon performance for entertainment revenue. The retail value of hotel accommodations, food and beverage items and entertainment provided to customers without charge is included in gross revenues and then deducted as promotional allowances to arrive at net revenues. Promotional allowances consist of the retail value of complimentary food and beverage, rooms, entertainment, progress towards earning points for cash-based loyalty programs and targeted direct mail coin coupons.

The estimated departmental costs of providing complimentary food and beverage, rooms, entertainment and other are included in casino operating expenses and consisted of the following:

YEARS ENDED DECEMBER 31,	2006	2005	2004
AMOUNTS IN THOUSANDS			
FOOD AND BEVERAGE	$53,316	$52,273	$38,855
ROOMS	6,427	5,405	3,856
ENTERTAINMENT	4,871	4,871	4,993
OTHER	2,468	2,001	1,733
	$67,082	$64,550	$49,437

Star Awards Program

The Company's customer reward program, Star Awards, allows customers to earn certain point-based cash rewards or complimentary goods and services based on the volume of the customers' gaming activity. Customers can accumulate reward points over time that they may redeem at their discretion under the terms of the program. The reward credit balance is forfeited if a customer does not earn any reward credits over any subsequent 12-month period. As a result of the ability of the customer to bank the reward points, the Company accrues the expense of reward points, after giving effect to estimated forfeitures, as they are earned. At December 31, 2006 and 2005, $7.7 million and $8.6 million, respectively, were accrued. The value of these point-based cash rewards or complimentary goods and services are netted against revenue as a promotional allowance.

Cash Coupons

The Company's former, current and future gaming customers may be awarded, on a discretionary basis, cash coupons based, in part, on their gaming play volume. The coupons are provided on a discretionary basis to induce future play, are redeemable within a short time period (generally seven days) and are redeemable only on a return visit. There is no ability to renew or extend the offer. The Company recognizes a reduction in revenue as a promotional allowance for these coupons when the coupons are redeemed.

Advertising

The Company expenses advertising costs the first time the advertising takes place. Advertising expense included in selling, general and administrative expenses was approximately $25.5 million, $23.6 million and $20.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Business development expenses

Business development expenses are general costs incurred in connection with identifying, evaluating and pursuing opportunities to expand into existing or new gaming jurisdictions. Such costs include, among others, professional service fees, travel-related costs, lobbyist fees and fees for applications filed with regulatory agencies, and are expensed as incurred. Any site acquisition and design costs are expensed when the Company determines a business development opportunity is no longer feasible. During the years ended December 31, 2006, 2005 and 2004, the Company recorded $3.2 million, $6.6 million and $4.3 million, respectively, in business development expenses, which are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Income taxes

Income taxes are recorded in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Stock split

On April 29, 2005, the Company's Board of Directors declared a 2-for-1 split of the Company's $0.01 par value common stock, which was distributed at the close of business on June 20, 2005. As a result of the split, 27.9 million additional shares were issued. Stockholders' equity was restated to give retroactive recognition to the stock split for all periods presented by reclassifying the par value of the additional shares arising from the split from paid-in capital to common stock. All references in the financial statements and notes to numbers of shares and per share amounts reflect the stock split.

Earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share are computed by dividing reported earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the additional dilution from all potentially dilutive securities such as stock options. For 2006, 2005 and 2004, all outstanding options with an exercise price lower than the market price have been included in the calculation of diluted earnings per share.

The weighted average number of shares of common stock and common stock equivalents used in the computation of basic and diluted earnings per share consisted of the following:

YEARS ENDED DECEMBER 31,	2006	2005	2004
AMOUNTS IN THOUSANDS			
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING-BASIC EARNINGS PER SHARE	56,155	55,664	54,114
DILUTIVE EFFECT OF STOCK OPTIONS	1,172	1,463	1,539
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING-DILUTED EARNINGS PER SHARE	57,327	57,127	55,653

For the years ended December 31, 2006, 2005 and 2004, the potentially dilutive stock options excluded from the earnings per share computation, as their effect would be anti-dilutive, totaled 1.4 million, 0.1 million and 0.2 million, respectively.

Accounting for stock-based compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment," requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity award). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25 and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." The Company adopted SFAS No. 123(R) using the modified prospective method and, accordingly, financial statement amounts for prior periods presented in this Annual Report have not been restated to reflect the fair value method of recognizing compensation cost relating to stock options.

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in tax positions. FIN 48 provides that a company may recognize the impact of a tax position in its financial statements only if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective in the first quarter of 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 clarifies how to measure fair value as permitted under other accounting pronouncements, but does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. The Company is required to adopt SFAS No. 157 as of January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), which addresses how the effects of prior year uncorrected financial statement misstatements should be considered in current year financial statements. SAB 108 requires registrants to quantify misstatements using both balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors. The requirements of SAB 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 in 2006 had no impact on the Company's financial position or results of operations.

Reclassifications

Certain reclassifications, having no effect on net income, have been made to the prior periods' consolidated financial statements to conform to the current period's presentation.

NO. 3
ACCRUED LIABILITIES

Major classes of accrued liabilities consisted of the following as of December 31:

AMOUNTS IN THOUSANDS	2006	2005
COMPENSATION AND RELATED BENEFITS	$28,369	$26,402
INTEREST	2,123	18,496
TAXES OTHER THAN STATE AND FEDERAL INCOME TAXES	15,976	15,242
PLAYERS' CLUB REWARDS	7,730	8,605
PROGRESSIVE SLOT MACHINE AND RELATED ACCRUALS	6,975	6,252
MARKETING AND OTHER ACCRUALS	10,289	8,892
	$71,462	$83,889

NO. 4
FEDERAL AND STATE INCOME TAXES

The components of the income tax provision are as follows:

YEARS ENDED DECEMBER 31, AMOUNTS IN THOUSANDS	2006	2005	2004
Current:			
FEDERAL	$32,596	$19,993	$1,768
STATE	4,898	2,411	2,999
TOTAL CURRENT	37,494	22,404	4,767
Deferred:			
FEDERAL	(1,055)	14,296	33,288
STATE	1,182	715	(361)
TOTAL DEFERRED	127	15,011	32,927
FEDERAL BENEFIT APPLIED TO REDUCE GOODWILL	1,204	1,204	1,204
TOTAL	$38,825	$38,619	$38,898

The Company recorded $4.3 million, $6.4 million and $6.2 million as an increase to contributed capital for certain tax benefits from employee share-based compensation for the years ended December 31, 2006, 2005 and 2004, respectively.

The reconciliation of income tax at the federal statutory rate to income tax expense is as follows:

YEARS ENDED DECEMBER 31,	2006	2005	2004
FEDERAL STATUTORY RATE	35.0%	35.0%	35.0%
STATE INCOME TAX EXPENSE, NET OF FEDERAL BENEFIT	4.4	1.9	1.7
NONDEDUCTIBLE POLITICAL AND LOBBYING COSTS	0.3	0.3	1.5
OTHER	(0.2)	(0.4)	0.4
	39.5%	36.8%	38.6%

Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income tax liability consisted of the following:

DECEMBER 31, AMOUNTS IN THOUSANDS	2006	2005
Deferred Income Tax Assets:		
NET OPERATING LOSS CARRYFORWARDS	$ 17,380	$ 20,546
DEFERRED COMPENSATION	6,732	3,482
ACCRUED EXPENSES	4,529	-
SHARE-BASED COMPENSATION	2,395	-
ACCRUED VACATION	2,130	2,232
PROJECT DEVELOPMENT COSTS	31	1,737
OTHER	-	824
TOTAL DEFERRED INCOME TAX ASSETS	33,197	28,821
Deferred Income Tax Liabilities:		
PROPERTY AND EQUIPMENT	(106,614)	(107,382)
GOODWILL AMORTIZATION	(10,472)	(8,735)
PREPAID INSURANCE	(1,785)	(1,477)
OTHER	(2,346)	-
TOTAL DEFERRED INCOME TAX LIABILITIES	(121,217)	(117,594)
NET DEFERRED INCOME TAX LIABILITY	$ (88,020)	$ (88,773)

At December 31, 2006, the Company had available $212.5 million of state net operating loss carryforwards that relate to the Company's Missouri properties and may be applied against future taxable income. At December 31, 2006, the Company also had available $22.4 million of federal net operating loss carryforwards and $27.3 million of state net operating loss carryforwards, which were acquired as part of the Mountain High Casino acquisition. These acquired federal net operating loss carryforwards are subject to IRS change of ownership limitations. Accordingly, the future utilization of the carryforwards is subject to an annual base limitation of $5.1 million that can be applied against future taxable income. For the years ended December 31, 2006 and 2005, the Company made federal and state income tax payments totaling $38.3 million and $15.0 million, respectively. The remaining unused federal and state net operating loss carryforwards will expire in 2019 through 2025. No valuation allowance has been provided against deferred income tax assets as the Company believes it is more likely than not that deferred income tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income.

NO. 5
LONG-TERM DEBT

Long-term debt consisted of the following:

DECEMBER 31, AMOUNTS IN THOUSANDS	2006	2005
SENIOR CREDIT FACILITIES, SECURED BY FIRST PRIORITY SECURITY INTEREST IN SUBSTANTIALLY ALL REAL AND PERSONAL PROPERTY ASSETS OF ACI AND ITS SUBSIDIARIES, CONSISTING OF THE FOLLOWING FACILITIES:		
REVOLVING LOAN FACILITY, AT VARIABLE INTEREST (6.4% AT DECEMBER 31, 2006); PRINCIPAL DUE NOVEMBER 10, 2010	$485,000	$ -
TERM LOAN FACILITY, AT VARIABLE INTEREST (6.9% AT DECEMBER 31, 2006 AND 5.9% AT DECEMBER 31, 2005); $1.0 MILLION PRINCIPAL PAYMENTS DUE QUARTERLY THROUGH SEPTEMBER 30, 2011; $94.3 MILLION PRINCIPAL PAYMENTS DUE QUARTERLY FROM DECEMBER 31, 2011 THROUGH NOVEMBER 10, 2012	396,000	400,000
SENIOR SUBORDINATED NOTES, UNSECURED, 10.75% FIXED INTEREST; REDEEMED ON FEBRUARY 15, 2006	-	378,045
OTHER	2,012	2,358
	883,012	780,403
LESS: CURRENT MATURITIES	(4,344)	(4,374)
	$878,668	$776,029

Maturities of the Company's borrowings for each of the next five years and thereafter as of December 31, 2006 are as follows (amounts in thousands):

YEAR	MATURITIES
2007	$ 4,344
2008	4,337
2009	4,362
2010	489,386
2011	97,648
THEREAFTER	282,935
	$ 883,012

Senior credit facilities

On November 10, 2005, the Company obtained a $1.2 billion senior secured credit facility (the "Credit Facility"). The Credit Facility provides for a seven-year $400.0 million term loan facility and a five-year $800.0 million revolving loan facility. The revolving loan facility includes a $75.0 million letter of credit sub-facility and a $25.0 million swingline loan sub-facility. Upon the satisfaction of certain conditions, the Company will have the option to increase the total amount available under the Credit Facility by up to an additional $400.0 million, in the form of incremental term loans or additional borrowings under the revolving facility.

On November 10, 2005, proceeds of the Credit Facility's term loan were used to repay all $362.2 million principal amount of loans outstanding under the prior senior credit facilities and all commitments under the replaced senior credit facilities were terminated. The remaining proceeds of the Credit Facility's term loan were utilized by the Company for general corporate and working capital purposes.

The term loan facility bears interest at the London Interbank Offered Rate ("LIBOR") plus 150 basis points or the base rate plus 50 basis points, at the Company's option. Borrowings under the revolving loan facility currently bear interest at LIBOR plus 100 basis points or the base rate plus 0 basis points. The LIBOR margin is subject to adjustment between 75 and 175 basis points and the base rate margin is subject to adjustment between 0 and 75 basis points, in each case depending on the Company's leverage ratio, as defined. The commitment fee on the revolving loan facility ranges from 25 to 50 basis points, depending on the leverage ratio. In the case of LIBOR-based loans, the Company has the option of selecting a one-, two-, three- or six-month interest period. The Company also has the option to select a nine- or 12-month interest period if agreed to by all Credit Facility lenders. Interest is payable at the earlier of three months from the borrowing date or upon expiration of the interest period selected.

At December 31, 2006, the Company's principal debt outstanding consisted of $485.0 million under the revolving loan facility and $396.0 million under the term loan facility. As of December 31, 2006, the amount of the revolving loan facility available for borrowing was $309.6 million, after giving effect to $5.4 million of outstanding letters of credit. All mandatory principal repayments have been made through December 31, 2006.

In connection with obtaining the Credit Facility, on November 10, 2005, each of the Company's subsidiaries (the "Guarantors") entered into a guaranty (the "Guaranty") pursuant to which the Guarantors guaranteed the Company's obligations under the Credit Facility. The obligations of the Company under the Credit Facility, and of the Guarantors under the Guaranty, are secured by substantially all of the assets of the Company and the Guarantors.

The agreement governing the Credit Facility requires the Company to comply with various affirmative and negative financial and other covenants, including restrictions on the incurrence of additional indebtedness, restrictions on dividend payments and other restrictions and requirements to maintain certain financial ratios and tests. As of December 31, 2006, the Company was required to maintain a senior debt ratio, defined as senior debt divided by EBITDA, of no more than 4.00:1, and a total debt ratio, defined as consolidated debt divided by EBITDA, of no more than 5.50:1. As of December 31, 2006 and 2005, the Company's senior debt ratio was 3.32:1 and 1.57:1, respectively. The total debt ratio as of December 31, 2006 and 2005 was 3.33:1 and 3.07:1, respectively. As of December 31, 2006, the Company was required to maintain a fixed charge coverage ratio (EBITDA divided by fixed charges, as defined) of at least 1.25:1. As of December 31, 2006 and 2005, the Company's fixed charge coverage ratio was 1.90:1 and 2.50:1, respectively.

The Company is permitted to make up to $40.0 million in annual dividend payments under the terms of the Credit Facility. During the year ended December 31, 2006, the Company paid dividends totaling $21.1 million.

In August 2006, the Credit Facility was amended to allow up to a total of $125.0 million in cash repurchases of the Company's stock during the period from November 10, 2005 to November 10, 2012. As of December 31, 2006, the Company has paid $8.0 million to repurchase stock during the term of the Credit Facility.

The Credit Facility also limits the Company's aggregate capital expenditures to $1.0 billion during the period from November 10, 2005 to November 10, 2012. As of December 31, 2006, capital expenditures made during the term of the Credit Facility totaled $265.9 million.

Certain changes in control, as defined, could result in the acceleration of the obligations under the Credit Facility.

Senior subordinated notes

On February 2, 2001, the Company issued $380.0 million in aggregate principal amount of 10.75% senior subordinated notes due 2009. The notes were issued at a discount, resulting in an effective yield of 11.0%. The notes were unsecured and ranked junior to all of the Company's senior debt, including borrowings under the Credit Facility.

On February 15, 2006, the Company redeemed all $380.0 million outstanding principal amount of its 10.75% senior subordinated notes due 2009 at a redemption price of 105.375% of the principal amount, plus $20.4 million in accrued and unpaid interest to the redemption date. The redemption of the notes was funded through borrowings under the revolving loan facility. The retirement of the notes resulted in a one-time charge for loss on early retirement of debt in the first quarter of 2006 of approximately $26.3 million on a pre-tax basis.

Other debt

In connection with the Mountain High Casino acquisition in December 2004, the Company assumed debt relating to proceeds from a municipal bond issue by the Black Hawk Business Improvement District. The bonds are in the form of a $975,000 issue bearing 6.0% interest that matured on December 1, 2005 and a $2,025,000 issue bearing 6.75% interest, which are due on December 1, 2011. These bonds are the obligations of the Black Hawk Business Improvement District and are payable from property tax assessments levied on Ameristar Black Hawk. The Black Hawk Business Improvement District has notified Ameristar Black Hawk that it will assess 20 semi-annual payments of $211,083, which was calculated by amortizing the $3,000,000 principal amount at 7% over 20 equal semi-annual payments. The difference in the interest rate used for the assessment and the interest rate on the bonds relates to estimated administrative costs of the Black Hawk Business Improvement District for the bond issue. The Company has accounted for the liability from this bond offering in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue 91-10, "Accounting for Special Assessments and Tax Increment Financing Entities," and has recorded an obligation for the total tax assessment. The Company has capitalized the cost of the improvements involved. At December 31, 2006, the outstanding principal balance relating to the municipal bonds was $1.8 million.

Interest rate protection

From time to time, the Company seeks to manage interest rate risk associated with variable rate borrowings through the use of derivative instruments designated as cash flow hedges. Derivative financial instruments are recognized as assets or liabilities, with changes in fair value affecting net income or comprehensive income (loss).

In April 2001, the Company entered into an interest rate swap agreement to fix the interest rate on $100.0 million of LIBOR-based borrowings under its previous senior credit facilities at 5.07% plus the applicable margin. The interest rate swap agreement was highly effective as a cash flow hedging instrument and, therefore, the value of the swap agreement (net of tax) was recorded as accumulated other comprehensive loss as part of stockholders' equity. On March 31, 2004, the swap agreement terminated, resulting in a reduction of both the swap liability and accumulated other comprehensive loss to $0. The Company paid $1.0 million of additional interest expense in 2004 as a result of the interest rate swap agreement.

Fair value of long-term debt

The estimated fair value of the Company's long-term debt at December 31, 2006 was consistent with its book value of $883.0 million due to the $881.0 million outstanding under the Credit Facility that carries variable interest rates. At December 31, 2005, the estimated fair value of the Company's long-term debt was approximately $803.7 million, compared to its book value of $780.4 million, based on the quoted market price of the senior subordinated notes and the variable interest rates on the other long-term debt.

NO. 6
LEASES

Operating leases

The Company maintains operating leases for certain office facilities, vehicles, office equipment, signage and land. Rent expense under operating leases totaled $3.7 million, $3.5 million and $2.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments required under operating leases for each of the five years subsequent to December 31, 2006 and thereafter are as follows (amounts in thousands):

YEAR	PAYMENTS
2007	$ 3,703
2008	911
2009	627
2010	555
2011	419
THEREAFTER	851
	$ 7,066

NO. 7
BENEFIT PLANS

401(k) plan

The Company maintains a defined contribution 401(k) plan, which covers all employees who meet certain age and length of service requirements. Plan participants can elect to defer before-tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code. The Company matches 50% of eligible participants' deferrals that do not exceed 4% of their pay (subject to limitations imposed by the Internal Revenue Code). The Company's matching contributions were $2.1 million, $1.9 million and $1.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. Neither the 401(k) plan nor any other Company benefit plan holds or invests in shares of the Company's common stock or derivative securities based on the Company's common stock.

Health benefit plan

The Company maintains a qualified employee health benefit plan covering all employees who work an average of 32 hours or more per week on a regular basis. The plan, which is self-funded by the Company with respect to claims below a certain amount, requires contributions from eligible employees and their dependents. The Company's contribution expense for the plan was approximately $27.0 million, $29.9 million and $21.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, estimated liabilities for unpaid and incurred but not reported claims totaled $5.4 million.

Deferred compensation plan

On April 1, 2001, the Company adopted a non-qualified deferred compensation plan for certain highly compensated employees. The Company matches, on a dollar-for-dollar basis, up to the first 5% of participants' annual salary and bonus deferrals in each participant's account. Matching contributions by the Company for the years ended December 31, 2006, 2005 and 2004 were $0.9 million, $0.8 million and $0.7 million, respectively. The Company's obligation under the plan represents an unsecured promise to pay benefits in the future and in the event of bankruptcy of the Company, assets of the plan would be available to satisfy the claims of general creditors. To increase the security of the participants' deferred compensation plan benefits, the Company has established and funded a grantor trust (known as a "rabbi trust"). The rabbi trust is specifically designed so that assets are available to pay plan benefits to participants in the event that the Company is unwilling or unable to pay the plan benefits for any reason other than insolvency. As a result, the Company is prevented from withdrawing or accessing assets for corporate needs. Plan participants can choose to receive a return on their account balances equal to the return on various investment options. The Company currently invests plan assets in an equity-based life insurance product of which the rabbi trust is the owner and beneficiary.

As of December 31, 2006 and 2005, plan assets were $21.0 million and $15.9 million, respectively, and are reflected in other assets in the accompanying consolidated balance sheets. The liabilities due the participants were $21.2 million and $16.0 million as of December 31, 2006 and 2005, respectively. For the years ended December 31, 2006, 2005 and 2004, net deferred compensation expense was $0.1 million, $1.1 million and $0.3 million, respectively.

Craig H. Neilsen, the Company's former Chairman of the Board and Chief Executive Officer, died in November 2006. In early 2007, Mr. Neilsen's designated beneficiary received $9.6 million in deferred compensation benefits as a result of his death. The payment of the benefits, which consisted of Mr. Neilsen's contributions, the Company's matching contributions and the related earnings, was funded by the partial liquidation of Plan assets.

Stock incentive plans

The Company has various stock incentive plans for directors, officers, employees, consultants and advisers of the Company. The plans permit the grant of options to purchase common stock intended to qualify as incentive stock options or non-qualified stock options and also provide for the award of restricted stock. The maximum number of shares available for issuance under the plans is 14.0 million (net of options that terminate or are canceled without being exercised), subject to certain limitations. The Compensation Committee of the Board of Directors administers the plans and has broad discretion to establish the terms of stock awards, including, without limitation, the power to set the term (up to 10 years), vesting schedule and exercise price of stock options.

Summary information for stock option activity under the Company's plans is as follows:

YEAR ENDED DECEMBER 31, 2004

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
OUTSTANDING AT BEGINNING OF YEAR	5,659,704	$ 7.13
GRANTED	1,948,000	19.87
EXERCISED	(1,539,672)	4.48
FORFEITED OR EXPIRED	(391,984)	9.48
OUTSTANDING AT END OF YEAR	5,676,048	$12.05
OPTIONS EXERCISABLE AT END OF YEAR	1,298,338	$ 7.33
OPTIONS AVAILABLE FOR GRANT AT END OF YEAR	1,120,908	

YEAR ENDED DECEMBER 31, 2005

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
OUTSTANDING AT BEGINNING OF YEAR	5,676,048	$ 12.05
GRANTED	1,560,470	23.20
EXERCISED	(1,075,648)	6.55
FORFEITED OR EXPIRED	(378,720)	13.87
OUTSTANDING AT END OF YEAR	5,782,150	$ 15.96
OPTIONS EXERCISABLE AT END OF YEAR	1,913,114	$ 13.18
OPTIONS AVAILABLE FOR GRANT AT END OF YEAR	2,939,158	

YEAR ENDED DECEMBER 31, 2006

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
OUTSTANDING AT BEGINNING OF YEAR	5,782,150	$ 15.96
GRANTED	1,909,830	27.69
EXERCISED	(884,197)	8.92
FORFEITED OR EXPIRED	(574,452)	17.17
OUTSTANDING AT END OF YEAR	6,233,331	$ 20.44
OPTIONS EXERCISABLE AT END OF YEAR	2,169,497	$ 15.83
OPTIONS AVAILABLE FOR GRANT AT END OF YEAR	1,507,904	

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $13.4 million, $18.4 million and $17.7 million, respectively. The aggregate intrinsic value of options outstanding was $127.4 million and $92.3 million at December 31, 2006 and 2005, respectively. The aggregate intrinsic value of options exercisable at December 31, 2006 and 2005 was $34.3 million and $25.2 million, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

Following is a summary of the status of stock options outstanding at December 31, 2006:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
EXERCISE PRICE RANGE	NUMBER	WEIGHTED AVERAGE REMAINING LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$1.50 - $2.75	147,222	3.5	$2.21	147,222	$2.21
$3.21 - $5.46	13,040	5.8	4.98	2,800	3.21
$6.35 - $9.28	550,932	5.6	7.17	340,148	7.20
$10.08 - $12.40	495,020	6.6	11.31	261,972	11.30
$13.18 - $15.77	545,360	6.0	13.91	350,040	13.76
$16.99 - $18.59	501,092	6.7	18.33	7,740	17.01
$19.36 - $21.99	1,312,691	4.5	21.28	575,703	21.30
$22.65 - $24.59	1,246,744	5.0	22.89	410,392	22.87
$25.52 - $27.42	157,100	5.1	26.76	73,480	27.28
$31.68	1,264,130	7.0	31.68	-	-
	6,233,331	5.7	$20.44	2,169,497	$15.83

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. Expected volatility is based on historical volatility trends as well as implied future volatility observations as determined by independent third parties. In determining the expected life of the option grants, the Company used historical data to estimate option exercise and employee termination behavior. The expected life represents an estimate of the time options are expected to remain outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. treasury yield in effect at the time of grant. The following table sets forth fair value per share information, including related assumptions, used to determine compensation cost for the Company's non-qualified stock options consistent with the requirements of SFAS No. 123(R) for 2006 and SFAS No. 123 for 2005 and 2004.

YEARS ENDED DECEMBER 31,	2006	2005	2004
Weighted-average fair value per share of options granted during the year (estimated on grant date using the Black-Scholes-Merton option pricing model)	$9.54	$8.21	$6.92
Weighted-average assumptions:			
EXPECTED STOCK PRICE VOLATILITY	39%	47%	48%
RISK-FREE INTEREST RATE	4.6%	4.3%	3.9%
EXPECTED OPTION LIFE (YEARS)	4	5	6
EXPECTED ANNUAL DIVIDEND YIELD	1.5%	1.4%	1.5%

The following table sets forth pro forma information for the years ended December 31, 2005 and 2004 as if compensation cost had been determined consistent with the requirements of SFAS No. 123.

YEARS ENDED DECEMBER 31, AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA	2005	2004
Net income:		
AS REPORTED	$66,285	$61,979
DEDUCT: COMPENSATION EXPENSE UNDER FAIR VALUE-BASED METHOD (NET OF TAX)	(6,945)	(4,850)
PRO FORMA	$59,340	$57,129
Basic earnings per share:		
AS REPORTED	$ 1.19	$ 1.15
PRO FORMA (NET OF TAX)	$ 1.07	$ 1.06
Diluted earnings per share:		
AS REPORTED	$ 1.16	$ 1.11
PRO FORMA (NET OF TAX)	$ 1.04	$ 1.03

For the year ended December 31, 2006, there was $7.9 million of compensation cost related to non-qualified stock options and restricted stock recognized in operating results (included in selling, general and administrative expenses). As of December 31, 2006, there was approximately $28.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company's stock incentive plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.7 years.

On July 28, 2006, the Company granted non-qualified stock options exercisable for 0.4 million shares of common stock and granted 0.1 million restricted shares of common stock as part of a compensation agreement with the Company's new Chief Executive Officer and President. During 2006, the Company recognized $1.3 million in stock-based compensation expense related to the new Chief Executive Officer and President's compensation agreement. As of December 31, 2006, there was approximately $1.2 million of unrecognized compensation expense related to the restricted shares of common stock issued under the Company's stock incentive plans. That cost is expected to be recognized over a weighted-average period of two years.

During the years ended December 31, 2006, 2005 and 2004, the amount of cash received from the exercise of stock options was $7.9 million, $7.1 million and $7.7 million, respectively.

NO. 8
STOCK REPURCHASES

On July 24, 2006, the Company's Board of Directors approved the repurchase of up to 2.8 million shares of the Company's common stock, representing approximately 5% of its issued and outstanding common stock, in a stock repurchase program. The shares may be repurchased from time to time during the three-year period ending July 24, 2009 in open market transactions or privately negotiated transactions at the Company's discretion, subject to market conditions and other factors. As of December 31, 2006, 0.4 million shares have been repurchased at a cost of $8.0 million, an average of $19.49 per share.

NO. 9
ACQUISITION OF MOUNTAIN HIGH CASINO

On May 28, 2004, the Company signed an Asset Purchase Agreement ("Agreement") with Windsor Woodmont Black Hawk Resort Corp., a Colorado corporation ("Windsor Woodmont"), which was amended on August 3, 2004. On December 21, 2004, pursuant to the amended Agreement, the Company acquired Mountain High Casino (now known as Ameristar Black Hawk) in Black Hawk, Colorado and related assets from Windsor Woodmont for approximately $117.0 million in cash and $2.5 million of Company common stock (valued based on the average of the closing sale prices of the common stock for each of the 10 consecutive trading days ended December 20, 2004), plus the assumption of approximately $2.3 million of outstanding debt, in a reorganization under Section 368(a)(1)(G) of the Internal Revenue Code. Additionally, the Company incurred $0.8 million in acquisition costs that were included in the purchase price of Mountain High.

The Mountain High acquisition was treated as a purchase transaction. Accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The final allocation of the purchase price was completed within one year from the date of acquisition and resulted in the following valuation of the assets acquired and liabilities assumed:

AMOUNTS IN THOUSANDS	DECEMBER 21, 2004
CURRENT ASSETS, INCLUDING $3,670 OF CASH ACQUIRED	$ 3,967
PROPERTY AND EQUIPMENT	110,756
NET DEFERRED TAX ASSETS	9,683
OTHER ASSETS	92
TOTAL ASSETS ACQUIRED	124,498
CURRENT LIABILITIES	2,073
LONG-TERM DEBT	2,040
TOTAL LIABILITIES ASSUMED	4,113
NET ASSETS ACQUIRED	$ 120,385

The purchase price was less than the fair values of the assets acquired and liabilities assumed by $12.6 million, which was allocated pro rata to reduce the carrying value of non-current assets. Additionally, the Company acquired $13.2 million of deferred tax assets, which were principally the result of net operating loss carryforwards recognized by Windsor Woodmont prior to December 21, 2004.

The pro forma consolidated results of operations, as if the acquisition of Mountain High had occurred on January 1, 2004, are as follows:

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA	YEAR ENDED DECEMBER 31, 2004
Pro Forma	
NET REVENUES	$ 911,020
NET INCOME	$ 61,396
BASIC NET INCOME PER COMMON SHARE	$ 1.13
DILUTED NET INCOME PER COMMON SHARE	$ 1.10

For the year ended December 31, 2004, the pro forma consolidated results of operations exclude reorganization costs of $1.1 million incurred in connection with Windsor Woodmont's Chapter 11 bankruptcy reorganization. The pro forma consolidated results of operations are not necessarily indicative of what the actual consolidated results of operations of the Company would have been assuming the transaction had been completed as set forth above, nor do they purport to represent the Company's consolidated results of operations for future periods.

NO. 10

EXCESS OF PURCHASE PRICE OVER FAIR MARKET VALUE OF NET ASSETS ACQUIRED

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The primary impact on the Company is that the excess of purchase price over fair market value of the net assets acquired in connection with the acquisition of the Missouri properties in December 2000 is no longer being amortized as of January 1, 2002. Instead, goodwill must be reviewed for impairment at least annually and more frequently if events or circumstances indicate a possible impairment. The Company completed a review of goodwill as of October 1, 2006, 2005 and 2004 and determined that no impairment existed as of those dates. The Company will continue to perform an annual review of goodwill impairment as of October 1 of each year and will review goodwill sooner if events or circumstances indicate a possible impairment. As of December 31, 2006 and 2005, the balance of goodwill was $77.0 million and $78.2 million, respectively. Goodwill will continue to be reduced through 2016 by annual tax benefits of $1.2 million resulting from differences in the values assigned to certain purchased assets for financial reporting and tax purposes.

NO. 11

COMMITMENTS AND CONTINGENCIES

LITIGATION. From time to time, the Company is a party to litigation, most of which arises in the ordinary course of business. The Company is not currently a party to any litigation that management believes would be likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

SELF-INSURANCE RESERVES. The Company is self-insured for various levels of general liability, workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accrued estimates of incurred but not reported claims. At December 31, 2006 and 2005, the estimated liabilities for unpaid and incurred but not reported claims totaled $10.4 million and $10.1 million, respectively. The Company utilizes actuaries who consider historical loss experience and certain unusual claims in estimating these liabilities, based upon statistical data provided by the independent third party administrators of the various programs. The Company believes the use of this method to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals; however, changes in health care costs, accident or illness frequency and severity and other factors can materially affect the estimate for these liabilities.

GUARANTEES. In December 2000, the Company assumed several agreements with the Missouri 210 Highway Transportation Development District ("Development District") that had been entered into in order to assist the Development District in the financing of a highway improvement project in the area around the Ameristar Kansas City property prior to the Company's purchase of that property. In order to pay for the highway improvement project, the Development District issued revenue bonds totaling $9.0 million with scheduled maturities from 2006 through 2011.

The Company has provided an irrevocable standby letter of credit from a bank in support of obligations of the Development District for certain principal and interest on the revenue bonds. The amount outstanding under this letter of credit was $2.6 million as of December 31, 2006 and may be subsequently reduced as principal and interest mature under the revenue bonds. Additionally, the Company is obligated to pay any shortfall in the event that amounts on deposit are insufficient to cover the obligations under the bonds, as well as any costs incurred by the Development District that are not payable from the taxed revenues used to satisfy the bondholders. Through December 31, 2006, the Company had paid $2.0 million in shortfalls and other costs. As required by the agreements, the Company anticipates that it will be reimbursed for these shortfall payments by the Development District from future available cash flow, as defined, and has recorded a corresponding receivable as of December 31, 2006.

NO. 12

SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

The following table sets forth certain consolidated quarterly financial information for the years ended December 31, 2006 and 2005.

FOR THE FISCAL QUARTERS ENDED	MARCH 31 2006	JUNE 30 2006	SEPT 30 2006	DEC 31 2006	TOTAL
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA					
NET REVENUES	$ 256,094	$ 246,583	$ 253,578	$ 244,043	$ 1,000,298
INCOME FROM OPERATIONS[1]	43,657	39,584	46,253	42,021	171,516
INCOME BEFORE INCOME TAX PROVISION[1]	4,589	28,118	34,611	31,071	98,390
NET INCOME[1]	2,618	18,028	21,085	17,833	59,565
BASIC EARNINGS PER SHARE [2]	$ 0.05	$ 0.32	$ 0.38	$ 0.32	$ 1.06
DILUTED EARNINGS PER SHARE [2]	$ 0.05	$ 0.32	$ 0.37	$ 0.31	$ 1.04

FOR THE FISCAL QUARTERS ENDED	MARCH 31 2005	JUNE 30 2005	SEPT 30 2005	DEC 31 2005	TOTAL
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA					
NET REVENUES[1]	$ 240,109	$ 238,868	$ 238,591	$ 243,791	$ 961,358
INCOME FROM OPERATIONS[1]	46,283	42,230	40,479	39,723	168,716
INCOME BEFORE INCOME TAX PROVISION[1]	30,454	26,614	25,406	22,429	104,904
NET INCOME[1]	19,230	16,654	16,100	14,300	66,285
BASIC EARNINGS PER SHARE[2]	$ 0.35	$ 0.30	$ 0.29	$ 0.26	$ 1.19
DILUTED EARNINGS PER SHARE[2]	$ 0.34	$ 0.29	$ 0.28	$ 0.25	$ 1.16

[1] The sum of the amounts for the four quarters does not equal the total for the year due to rounding.

[2] Because earnings per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per-share amounts for the four quarters may not equal the total earnings per share amounts for the year.

STOCK INFORMATION

Ameristar's Common Stock is traded on the Nasdaq Global Select Market under the symbol "ASCA." The price per share of common stock presented below represents the highest and lowest sales prices for the Company's Common Stock on the Nasdaq Global Select Market (formally the Nasdaq National Market) during each calendar quarter indicated.

	HIGH	LOW
2006		
FIRST QUARTER	$25.79	$21.35
SECOND QUARTER	26.57	17.98
THIRD QUARTER	23.22	16.73
FOURTH QUARTER	33.41	21.66
2005		
FIRST QUARTER	$28.99	$20.47
SECOND QUARTER	29.13	23.83
THIRD QUARTER	30.31	20.04
FOURTH QUARTER	24.97	18.12

On June 20, 2005, the Company effected a 2-for-1 stock split. All share and per-share information in this Report has been retroactively adjusted to reflect the stock split.

Stockholders and Dividends

As of March 1, 2007, there were approximately 149 holders of record of Ameristar's Common Stock.

We have paid consecutive quarterly dividends on our Common Stock since 2004. Future dividends will depend upon our earnings, financial condition and other factors.

In 2005, we paid quarterly cash dividends of $0.078125 per share on our Common Stock, for an annual total of $0.3125 per share. In 2006, we paid quarterly cash dividends of $0.09375 per share, for an annual total of $0.375 per share. On February 15, 2007, our Board of Directors increased the quarterly cash dividend to $0.1025 per share, commencing with the dividend paid in the first quarter of 2007.

Our senior credit facilities obligate us to comply with certain covenants that place limitations on the payment of dividends. We are limited to paying no more than $40.0 million annually for dividends under the agreement governing the senior credit facilities. For the years ended December 31, 2006 and 2005, we paid dividends totaling $21.1 million and $17.4 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and "No. 5 – Long-term debt" of Notes to Consolidated Financial Statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Ernst & Young LLP, Las Vegas, Nevada

TRANSFER AGENT U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Suite 200, Glendale, California 91204.

ANNUAL MEETING OF STOCKHOLDERS June 8, 2007 at 2:00 P.M. PDT at Bellagio, 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Board of Directors

John M. Boushy, Chief Executive Officer and President, Ameristar Casinos, Inc.
Ray H. Neilsen, Co-Chairman and Senior Vice President, Ameristar Casinos, Inc.
Gordon R. Kanofsky, Co-Chairman and Executive Vice President, Ameristar Casinos, Inc.
Thomas M. Steinbauer, Chief Financial Officer, Ameristar Casinos, Inc.
Carl Brooks, Chief Executive Officer, The Executive Leadership Council
Luther P. Cochrane, Chairman and Chief Executive Officer, BE&K Building Group, Inc.
Larry A. Hodges, Managing Director, Corporate Revitalization Partners, LLC
Leslie Nathanson Juris, Ph.D., Managing Director, Nathanson/Juris Consulting
J. William Richardson, Retired, Former Chief Financial Officer, Interstate Hotels and Resorts, Inc.

Corporate Officers

John M. Boushy, Chief Executive Officer and President
Gordon R. Kanofsky, Executive Vice President
Thomas M. Steinbauer, Chief Financial Officer
Peter C. Walsh, Senior Vice President and General Counsel

FORM 10-K A copy of the Ameristar Casinos, Inc. Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon written request to the Company. Contact the Company's corporate controller at 3773 Howard Hughes Parkway, Suite 490 South, Las Vegas, Nevada 89169.